UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Ordinary Shares)

James A. Lightman

Senior Vice President, General Counsel and Secretary

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

(+31) 20 521 4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary R. Blume

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Wright Medical Group N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”). The address of the Company’s principal executive offices is Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands, and the telephone number of its principal executive offices is (+31) 20 521 4777.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes hereto, this “Schedule 14D-9”) relates is the Company’s ordinary shares, par value €0.03 per share (the “Shares”). As of December 11, 2019, there were 128,533,733 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

Offer and Post-Offer

This Schedule 14D-9 relates to the tender offer by Stryker B.V., a private company with limited liability organized under the laws of the Netherlands (“Purchaser”), an indirect, wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding Shares at a purchase price of $30.75 per Share without interest and less applicable withholding taxes, to the holders thereof, payable in cash (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stryker and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 13, 2019. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The Offer is being made pursuant to the Purchase Agreement, dated as of November 4, 2019, by and among Stryker, Purchaser and the Company (the “Purchase Agreement”). Unless the Offer is earlier terminated, the Offer will expire at 9:00 a.m. (Eastern Time) on February 27, 2020 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Stryker will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within two business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing”). It is expected that following the Closing, the listing of the Shares on the Nasdaq Global Select Market (“Nasdaq”) will be terminated, the Company will no longer be a publicly traded company and the Shares will be deregistered under the Exchange Act, resulting in the cessation of the Company’s reporting obligations with respect to the Shares with the SEC.

Following the later of the Closing and the closing of any subsequent offering period, Stryker or Purchaser may, but is not required to, effectuate or cause to be effectuated a corporate reorganization of or involving the Company and its subsidiaries (the “Post-Offer Reorganization”). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch and other applicable law aimed at strengthening Stryker’s direct or indirect control over the Company or its assets and business operations. More specifically, the Asset Sale and the Liquidation, the Mergers and the Compulsory Acquisition (each as defined below) would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of the Company’s business operations from and after the consummation of such Post-Offer Reorganization. In the event the Asset Sale and Liquidation, the Mergers or the Compulsory Acquisition are consummated, the Company will either be liquidated, disappear or become wholly owned by Purchaser. The Post-Offer Reorganization may also include the conversion of the Company from a public limited liability company (naamloze vennootschap) to a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

After consideration, the board of directors (bestuur) of the Company (the “Company Board”) has unanimously, among other things, (a) determined that the terms of the Purchase Agreement, the Offer, certain of the Post-Offer Reorganization transactions (including the Asset Sale, the Liquidation and Second Step Distribution and the Mergers) and the other transactions contemplated by the Purchase Agreement are in the best interests of the Company, its businesses and its shareholders, employees and other relevant stakeholders, (b) approved and adopted the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to recommend that the Company’s shareholders tender their Shares into the Offer and approve and adopt the matters to be proposed for consideration and approval by the Company shareholders at an extraordinary general meeting of Company shareholders to be held prior to the Expiration Time in accordance with the terms of the Purchase Agreement (the “EGM”).

The Company Board unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares in the Offer.

At the EGM, Company shareholders will be requested to vote on (a) (i) approval of the sale, transfer and assumption of the business of the Company, including substantially all of the assets and liabilities of the Company, to or by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) subject to the Acceptance Time having occurred and the Reorganization Threshold (as defined below) having been achieved and (ii) subject to Asset Sale having been completed, the Acceptance Time having occurred and the Reorganization Threshold having been achieved, (1) dissolve (ontbinden) the Company in accordance with Section 2:19 of the Dutch Civil Code (the “DCC”) and (2) appoint as liquidator (the “Liquidator”) a foundation (stichting) to be incorporated under Dutch law and approve reimbursement of the Liquidator’s reasonable salary and costs (provided that such reimbursement will be subject to the approval of the Independent Directors (as defined below) not to be unreasonably withheld, conditioned or delayed) and (3) appoint an affiliate of Purchaser as the custodian of the books and records of the Company in accordance with Section 2:24 of the DCC (collectively, the “Asset Sale Resolutions”), (b) approval of the Mergers (as defined below), subject to the Acceptance Time having occurred and the Reorganization Threshold having been achieved, and certain amendments to the Company’s articles of association to determine the compensation to be paid to Company shareholders who vote against approval of the Mergers and who request compensation in connection with the First-Step Merger (as defined below) in accordance with Section 2:333h of the DCC (collectively, the “Merger Resolutions”), (c) approval of a statutory spin-off (afsplitsing) of certain assets and liabilities of the Company to a wholly-owned subsidiary of the Company, subject to the Closing, or earlier if so agreed by the Company, Stryker and Purchaser (the “Demerger Resolutions”), (d) certain amendments to the Company’s articles of association to become effective after the Closing, including, if elected by Purchaser, the conversion of the Company from a public limited liability company (naamloze vennootschap) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, certain other amendments to become effective after the delisting of the Shares on Nasdaq and an amendment to align the Company’s financial year with that reckoned by Purchaser, (e) the appointment of directors designated by Purchaser to the Company Board to replace certain current directors of the Company who will resign from the Company Board effective as of the Closing, (f) the full and final discharge to each member of the Company Board for their acts of management or supervision, as applicable, up to the date of the EGM and effective upon the Acceptance Time and (g) other matters contemplated by the Purchase Agreement. This Schedule 14D-9 does not constitute a solicitation of proxies, and the Company is not soliciting proxies in connection with the Offer.

In the event that the Asset Sale and the Liquidation are implemented, which is subject to (a) the approval of the Asset Sale Resolutions by Company shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the number of Shares validly tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during any subsequent offering period), together with the Shares owned by Stryker or its wholly-owned subsidiaries, representing at least 80% of the Company’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Reorganization Threshold”), any Company shareholders who did not tender their Shares pursuant to the Offer (including during any subsequent offering period) will receive for each Share held immediately prior to completion of the Asset Sale cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes. Upon consummation of the Asset Sale: (a) the Company will hold only the cash received in the Asset Sale and certain other immaterial assets and liabilities; (b) Purchaser (or an affiliate of Purchaser) will (i) own all of the Company’s business operations and (ii) be the principal shareholder in the Company; and (c) the non-tendering Company shareholders will continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, the Liquidator would then complete the liquidation and dissolution of the Company (the “Liquidation”) in accordance with applicable Dutch procedures, with Purchaser (or an affiliate of Purchaser) providing certain funds and indemnities to enable the Liquidator to make an immediate advance liquidation distribution (the “Second Step Distribution”) to a settlement agent on behalf of each non-tendering Company shareholder of an amount in cash for each Share held immediately prior to the completion of the Asset Sale equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Company shareholder. No compensation will be paid to non-tendering Company shareholders for any administrative costs charged by banks in relation to the transfer of the Second Step Distribution to their bank account or otherwise.

In the event that the Mergers (as defined below) are implemented, which is subject to (a) the approval of the Merger Resolutions by Company shareholders at the EGM (or any subsequent EGM) and (b) the Acceptance Time having occurred and the Reorganization Threshold having been achieved, the Company and Purchaser will complete a series of mergers whereby (i) the Company will merge with and into a Luxembourg société anonyme that is a direct, wholly-owned subsidiary of the Company (“Wright Luxembourg”) with Wright Luxembourg surviving the merger (the “First-Step Merger”), (ii) Wright Luxembourg will merge with and into a Bermuda exempted company that is a direct, wholly-owned subsidiary of Wright Luxembourg (“Wright Bermuda”) with Wright Bermuda surviving the merger (the “Second-Step Merger”) and (iii) a Bermuda exempted company formed by Stryker as a wholly-owned subsidiary of Purchaser will merge with and into Wright Bermuda with Wright Bermuda surviving the merger (the “Third-Step Merger” and, together with the First-Step Merger and the Second-Step Merger, the “Mergers”). Upon completion of the Mergers, any Company shareholders who did not tender their Shares pursuant to the Offer will no longer have any equity interest in the surviving entities from such Mergers and will ultimately receive, for each Share held immediately prior to the completion of the First Step Merger, cash in an amount equal to the Offer Consideration. Such amount would be without interest and less applicable withholding taxes. Stryker and Purchaser have no current intention to require the deduction and withholding of any amounts under any tax law, but such tax deduction and withholding will take place to the extent required under applicable tax law. Upon completion of the Mergers, the Company will be an indirect, wholly-owned subsidiary of Stryker. No compensation will be paid to non-tendering Company shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Third-Step Merger to their bank account or otherwise.

In the event that a compulsory acquisition procedure (uitkoopprocedure) of non-tendered Shares as provided by Dutch law (the “Compulsory Acquisition”) is permissible under applicable law and implemented, the Shares held by non-tendering Company shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the DCC. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal (Gerechtshof Amsterdam) (the “Dutch Court”) will determine the price to be paid for the non-tendered Shares. The Dutch Court has sole discretion to determine such price, and the Dutch Court will select a reference date on which to value the Shares for purposes of determining such price (the “Reference Date”). If the Compulsory Acquisition is commenced shortly following the Closing and at the Closing the Purchaser and its affiliates hold 95% of the Company’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Compulsory Acquisition Threshold”), it is expected that the Reference Date will be the date of the Closing and that the per Share price paid in the Compulsory Acquisition will be equal to the Offer Consideration. If Purchaser has not achieved the Compulsory Acquisition Threshold at the time of the Closing but does so shortly afterwards and then commences the Compulsory Acquisition, the Dutch Court will generally use as a Reference Date the earlier of (i) the date on which Purchaser demonstrates it has achieved the Compulsory Acquisition Threshold and (ii) the date on which the Dutch Court renders an interim judgment preliminarily allowing the claim for the Compulsory Acquisition. The Share price determined by the Dutch Court may be greater than, equal to or less than the Offer Consideration. Such price will be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in the Netherlands (currently 2% per annum) from the Reference Date. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Company shareholders (whether directly or through a payment made to the relevant governmental authority in the Netherlands). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Company shareholder will receive the per Share price determined by the Dutch Court and Purchaser will become the sole shareholder of the Company. If payment by Purchaser is made to the relevant governmental authority in the Netherlands, rather than directly to non-tendering Company shareholders, such shareholders may only seek their consideration directly from such governmental authority in the Netherlands. Upon completion of the Compulsory Acquisition, the Company will be an indirect, wholly-owned subsidiary of Stryker. No compensation will be paid to non-tendering Company shareholders for any administrative costs charged by banks in relation to the transfer of the cash proceeds of the Compulsory Acquisition to their bank account or otherwise.

The applicable withholding taxes and other taxes, if any, imposed on non-tendering Company shareholders in respect of any Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Company shareholders had they tendered their Shares pursuant to the Offer (including during any subsequent offering period).

It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization after the consummation of the Offer, or that such Post-Offer Reorganization may be delayed or unable to be completed. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in the Offer to Purchase and this Schedule 14D-9, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Company shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

Stryker, Purchaser and the Company will use their respective reasonable best efforts (including, in the case of the Company, obtaining the necessary resignations of existing directors) to ensure that the Company Board will, upon the Closing, be comprised of at least seven directors, at least five of whom will be designated in writing by Purchaser and Stryker, in their sole discretion, as soon as reasonably practicable and in any event prior to convening the EGM, and at least two of whom will initially be current non-executive directors of the Company designated by the Company and Purchaser by mutual written agreement and who are at all times independent from Purchaser and Stryker and qualify as independent under the Dutch Corporate Governance Code 2016 (the “Independent Directors”). The initial Independent Directors will be current non-executive directors of the Company, to the extent that they will agree to serve on the Company Board after the Closing. Each Independent Director will resign from the Company Board upon the earliest of (a) such time after the Acceptance Time as

Purchaser and its affiliates, in the aggregate, own 100% of the issued and outstanding Shares, including pursuant to the Mergers and (b) the Second Step Distribution having been made and the Liquidation having been completed. The Independent Directors will, in accordance with Dutch practice, look after the corporate interest of the Company and the interests of all stakeholders of the Company, including the interests of any non-tendering shareholders of the Company.

The affirmative vote of the Independent Directors will be required for approving (a) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Company shareholders, other than (i) pursuant to a rights issue by the Company or any other share issue where the non-tendering Company shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in the Company (voorkeursrecht), (ii) the Asset Sale, the Liquidation and the Second Step Distribution, (iii) the Mergers or (iv) the Compulsory Acquisition and (b) any other form of unequal treatment that prejudices or would reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering Company shareholders, but in any event not including (i) the Asset Sale, the Liquidation and the Second Step Distribution, (ii) the Mergers or (iii) the Compulsory Acquisition.

Miscellaneous

The Purchase Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Purchase Agreement is summarized in Section 11—“The Purchase Agreement; Other Agreements” of the Offer to Purchase.

The Schedule TO states that Stryker formed Purchaser in connection with the Purchase Agreement and the transactions contemplated thereby, including the Offer. The Schedule TO states that the principal executive offices of Stryker are located at 2825 Airview Boulevard, Kalamazoo, Michigan 49002, USA, and the corporate seat of Purchaser is located at Herikerbergweg 145, Mercurius Building, 2nd floor, 1101CN Amsterdam, the Netherlands.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9 or in the excerpts from the Company’s Definitive Proxy Statement, dated May 17, 2019 (the “2019 Proxy Statement”), filed as Exhibit (e)(2) to this Schedule 14D-9 (and incorporated by reference into this Item 3), as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Stryker, Purchaser or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the 2019 Proxy Statement under the headings: “Stock Ownership—Security Ownership of Management”; “Director Compensation”; “Compensation Discussion and Analysis”; “Executive Compensation—Summary Compensation Information”; “Executive Compensation—Employment and Other Agreements”; “Executive Compensation—All Other Compensation for 2018 Supplemental”; “Executive Compensation—Grants of Plan-Based Awards”; “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End”; “Executive Compensation—Options Exercised and Stock Vested During Fiscal Year 2018”; and “Executive Compensation—Potential Payments Upon a Termination or Change in Control.”

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the other transactions contemplated by the Purchase Agreement.

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the Offer and the other transactions contemplated by the Purchase Agreement, that are different from or in addition to the interests of the Company’s shareholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s shareholders generally, among other matters, in determining to approve the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement. The amounts set forth in the tables below in this Item 3 are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by an executive officer or director in connection with the Offer, the Purchase Agreement and related transactions may differ in material respects from the amounts set forth below.

Treatment of Shares, Stock Options, Restricted Stock Units and Performance Share Units in Connection with the Offer, Purchase Agreement and Related Transactions

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other shareholders of the Company. Any Shares held of record or beneficially owned by a director or executive officer that are not tendered in the Offer will be treated on the same terms and conditions as the Shares of other non-tendering shareholders of the Company.

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. This information is based on the number of Shares directly or indirectly held by the Company’s directors and executive officers as of December 11, 2019.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares
Robert J. Palmisano	740,171	$22,760,258.25
Gary D. Blackford	69,787	$2,145,950.25
J. Patrick Mackin	7,804	$239,973.00
John L. Miclot	41,215	$1,267,361.25
Kevin C. O’Boyle	12,390	$380,992.50
Amy S. Paul	45,645	$1,403,583.75
David D. Stevens	85,441	$2,627,310.75
Richard F. Wallman	150,034	$4,613,545.50
Elizabeth H. Weatherman	31,650	$973,237.50
Julie B. Andrews	22,619	$695,534.25
Jason D. Asper	5,298	$162,913.50
Lance A. Berry	95,155	$2,926,016.25
Peter S. Cooke	10,652	$327,549.00
Kevin D. Cordell	41,348	$1,271,451.00
Julie D. Dewey	14,210	$436,957.50
Patrick Fisher	23,296	$716,352.00
Timothy L. Lanier	11,023	$338,957.25
James A. Lightman	38,768	$1,192,116.00
Andrew C. Morton	3,503	$107,717.25
J. Wesley Porter	18,007	$553,715.25
Barry J. Regan	16,189	$497,811.75
Kevin C. Smith	6,980	$214,635.00
Jennifer S. Walker	22,525	$692,643.75
Steven P. Wallace	3,554	$109,285.50

Treatment of Stock Options

The Purchase Agreement provides that each option to acquire Shares, other than awards under the Company’s Amended and Restated Employee Stock Purchase Plan (the “ESPP”) (each such option, a “Stock Option”) (whether held by directors, executive officers or other employees) that is outstanding and unvested immediately prior to the Acceptance Time will vest in full at the Acceptance Time (except for, if the Closing does not occur prior to July 1, 2020, Stock Options granted after July 1, 2020 (“2020 Stock Options”), which will be subject to pro rata vesting based on the number of days elapsed between the date of grant and the Acceptance Time and any portion of any 2020 Stock Option that does not become so vested will terminate and be cancelled at the Acceptance Time, without consideration paid therefor). All unexercised Stock Options outstanding (whether held by directors, executive officers or other employees) that are vested immediately prior to the Closing will be cancelled, and, in exchange for such cancelled Stock Options, the holders thereof will be entitled to receive an amount in cash (without interest and less applicable withholding taxes) equal to the product of (i) the excess, if any, of the Offer Consideration over the per Share exercise price of the respective Stock Option multiplied by (ii) the total number of Shares subject to the unexercised Stock Option they hold immediately prior to the Closing.

The approximate value of the cash payments that each director and executive officer of the Company will be entitled to receive in exchange for the cancellation of his or her Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested Stock Options prior to the Closing) is set forth in the table below. This information is based on the number of Stock Options held by the Company’s directors and executive officers as of December 11, 2019.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Vested and Unvested Stock Options
Robert J. Palmisano	2,118,793	$21,332,099.53	383,534	$1,747,648.13	$23,079,747.66
Gary D. Blackford	81,823	$663,112.84	16,645	$65,032.85	$728,145.69
J. Patrick Mackin	4,953	$31,005.78	16,645	$65,032.85	$96,038.63
John L. Miclot	89,556	$770,267.37	16,645	$65,032.85	$835,300.22
Kevin C. O’Boyle	65,831	$549,470.56	16,645	$65,032.85	$614,503.41
Amy S. Paul	89,556	$770,267.37	16,645	$65,032.85	$835,300.22
David D. Stevens	68,938	$505,222.98	16,645	$65,032.85	$570,255.83
Richard F. Wallman	34,793	$215,875.68	16,645	$65,032.85	$280,908.53
Elizabeth H. Weatherman	26,993	$172,585.68	16,645	$65,032.85	$237,618.53
Julie B. Andrews	94,389	$797,620.99	26,322	$117,694.43	$915,315.42
Jason D. Asper	24,004	$69,714.64	45,092	$148,161.24	$217,875.88
Lance A. Berry	19,689	$37,534.53	101,515	$443,654.52	$481,189.05
Peter S. Cooke	58,391	$349,739.80	35,168	$165,831.46	$515,571.26
Kevin D. Cordell	35,844	$28,754.92	85,339	$377,655.60	$406,410.52
Julie D. Dewey	12,125	$24,259.24	31,820	$147,585.65	$171,844.89
Patrick Fisher	74,910	$625,982.67	31,736	$146,114.65	$772,097.32
Timothy L. Lanier	485	$2,223.93	34,649	$175,789.33	$178,013.26
James A. Lightman	1,603	$11,179.16	60,206	$266,595.94	$277,775.10
Andrew C. Morton	27,091	$300,981.01	57,656	$479,141.16	$780,122.17
J. Wesley Porter	97,152	$761,441.26	29,433	$136,598.17	$898,039.43
Barry J. Regan	19,043	$119,209.18	60,351	$303,289.91	$422,499.09
Kevin C. Smith	74,906	$701,355.70	28,218	$125,404.07	$826,759.77
Jennifer S. Walker	88,089	$710,660.22	27,915	$129,293.06	$839,953.28
Steven P. Wallace	0	$0.00	27,831	$112,503.17	$112,503.17

Treatment of Restricted Stock Units

The Purchase Agreement provides that each restricted stock unit (“RSU”) that is outstanding and unvested immediately prior to the Acceptance Time (whether held by directors, executive officers or other employees) will vest in full at the Acceptance Time (except, if the Closing does not occur prior to July 1, 2020, for RSUs granted after July 1, 2020 (“2020 RSUs”), which will be subject to pro rata vesting based on the number of days elapsed between the date of grant and the Acceptance Time and any portion of any 2020 RSU that does not become so vested will terminate and be cancelled at the Acceptance Time, without consideration paid therefor). At the Closing, all outstanding RSUs that are vested will be cancelled and, in exchange for such cancelled RSUs, the holders thereof will be entitled to receive an amount in cash (without interest and less applicable withholding taxes) equal to the total number of Shares deliverable under the RSUs they hold immediately prior to the Closing multiplied by the Offer Consideration.

The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her RSUs is set forth in the table below. This information is based on the number of RSUs held by the Company’s directors and executive officers as of December 11, 2019.

Name of Executive Officer or Director	Number of RSUs	Cash Consideration for RSUs
Robert J. Palmisano	147,494	$4,535,440.50
Gary D. Blackford	3,916	$120,417.00
J. Patrick Mackin	3,916	$120,417.00
John L. Miclot	3,916	$120,417.00
Kevin C. O’Boyle	3,916	$120,417.00
Amy S. Paul	3,916	$120,417.00
David D. Stevens	3,916	$120,417.00
Richard F. Wallman	6,014	$184,930.50
Elizabeth H. Weatherman	6,434	$197,845.50
Julie B. Andrews	10,096	$310,452.00
Jason D. Asper	16,579	$509,804.25
Lance A. Berry	38,353	$1,179,354.75
Peter S. Cooke	13,744	$422,628.00
Kevin D. Cordell	32,465	$998,298.75
Julie D. Dewey	12,348	$379,701.00
Patrick Fisher	12,282	$377,671.50
Timothy L. Lanier	13,936	$428,532.00
James A. Lightman	22,807	$701,315.25
Andrew C. Morton	23,432	$720,534.00
J. Wesley Porter	11,428	$351,411.00
Barry J. Regan	23,692	$728,529.00
Kevin C. Smith	10,890	$334,867.50
Jennifer S. Walker	10,826	$332,899.50
Steven P. Wallace	10,461	$321,675.75

Treatment of Performance Share Units

The Purchase Agreement provides that each performance share unit (“PSU”) that is outstanding and unvested immediately prior to the Acceptance Time (whether held by directors, executive officers or other employees) will vest in full at the Acceptance Time, with any applicable performance conditions associated with such PSUs deemed to have been achieved at maximum performance. At the Closing, PSUs will be cancelled and, in exchange for such cancelled PSUs, the holders thereof will be entitled to receive an amount in cash (without interest and less applicable withholding taxes) equal to the total number of Shares deliverable under the PSUs they hold immediately prior to the Closing multiplied by the Offer Consideration.

The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her PSUs is set forth in the table below. This information is based on the number of PSUs held by the Company’s directors and executive officers as of December 11, 2019.

Name of Executive Officer or Director	Number of PSUs	Cash Consideration for PSUs
Robert J. Palmisano	322,120	$9,905,190.00
Gary D. Blackford	0	$0.00
J. Patrick Mackin	0	$0.00
John L. Miclot	0	$0.00
Kevin C. O’Boyle	0	$0.00
Amy S. Paul	0	$0.00
David D. Stevens	0	$0.00
Richard F. Wallman	0	$0.00
Elizabeth H. Weatherman	0	$0.00
Julie B. Andrews	23,038	$708,418.50
Jason D. Asper	23,164	$712,293.00
Lance A. Berry	83,826	$2,577,649.50
Peter S. Cooke	29,872	$918,564.00
Kevin D. Cordell	70,152	$2,157,174.00
Julie D. Dewey	26,938	$828,343.50
Patrick Fisher	26,882	$826,621.50
Timothy L. Lanier	26,102	$802,636.50
James A. Lightman	49,874	$1,533,625.50
Andrew C. Morton	12,802	$393,661.50
J. Wesley Porter	24,922	$766,351.50
Barry J. Regan	14,462	$444,706.50
Kevin C. Smith	16,768	$515,616.00
Jennifer S. Walker	23,634	$726,745.50
Steven P. Wallace	7,878	$242,248.50

The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Offer as a result of the Company equity interests held by each director and executive officer as of December 11, 2019. The table does not include any payments the executive officers may be entitled to if the executive officers’ employment is terminated in connection with the Offer. Such payments are detailed below in the section entitled “Employment and Severance Agreements.”

Name of Executive Officer or Director	Cash Consideration for Shares	Cash Consideration for Vested and Unvested Stock Options	Cash Consideration for RSUs and PSUs	Total Cash Consideration in connection with Offer and Purchase
Robert J. Palmisano	$22,760,258.25	$23,079,747.66	$14,440,630.50	$60,280,636.41
Gary D. Blackford	$2,145,950.25	$728,145.69	$120,417.00	$2,994,512.94
J. Patrick Mackin	$239,973.00	$96,038.63	$120,417.00	$456,428.63
John L. Miclot	$1,267,361.25	$835,300.22	$120,417.00	$2,223,078.47
Kevin C. O’Boyle	$380,992.50	$614,503.41	$120,417.00	$1,115,912.91
Amy S. Paul	$1,403,583.75	$835,300.22	$120,417.00	$2,359,300.97
David D. Stevens	$2,627,310.75	$570,255.83	$120,417.00	$3,317,983.58
Richard F. Wallman	$4,613,545.50	$280,908.53	$184,930.50	$5,079,384.53
Elizabeth H. Weatherman	$973,237.50	$237,618.53	$197,845.50	$1,408,701.53
Julie B. Andrews	$695,534.25	$915,315.42	$1,018,870.50	$2,629,720.17
Jason D. Asper	$162,913.50	$217,875.88	$1,222,097.25	$1,602,886.63
Lance A. Berry	$2,926,016.25	$481,189.05	$3,757,004.25	$7,164,209.55
Peter S. Cooke	$327,549.00	$515,571.26	$1,341,192.00	$2,184,312.26
Kevin D. Cordell	$1,271,451.00	$406,410.52	$3,155,472.75	$4,833,334.27
Julie D. Dewey	$436,957.50	$171,844.89	$1,208,044.50	$1,816,846.89
Patrick Fisher	$716,352.00	$772,097.32	$1,204,293.00	$2,692,742.32
Timothy L. Lanier	$338,957.25	$178,013.26	$1,231,168.50	$1,748,139.01
James A. Lightman	$1,192,116.00	$277,775.10	$2,234,940.75	$3,704,831.85
Andrew C. Morton	$107,717.25	$780,122.17	$1,114,195.50	$2,002,034.92
J. Wesley Porter	$553,715.25	$898,039.43	$1,117,762.50	$2,569,517.18
Barry J. Regan	$497,811.75	$422,499.09	$1,173,235.50	$2,093,546.34
Kevin C. Smith	$214,635.00	$826,759.77	$850,483.50	$1,891,878.27
Jennifer S. Walker	$692,643.75	$839,953.28	$1,059,645.00	$2,592,242.03
Steven P. Wallace	$109,285.50	$112,503.17	$563,924.25	$785,712.92

In the event the Closing has not occurred prior to July 1, 2020, the Company may issue equity awards in the ordinary course of business consistent with past practices to employees who have historically received equity grants, with any such awards that are so granted having the same terms and being granted at the same time as equity awards were granted by the Company in July 2019. No such award to an individual shall have a grant date value greater than the grant made to such individual by the Company in July 2019 and no such awards may be PSUs or otherwise subject to performance-based vesting conditions. A portion of such awards will vest at Closing on a pro rata basis based on the number of days of the vesting period that occur between the grant date and Acceptance Time and the holder thereof will be entitled to payment for such vested awards in a manner consistent with that described for other awards above, provided that any portion of an award that does not become so vested will terminate and be cancelled without consideration.

Treatment of the Company’s ESPP

The ESPP will continue to operate in accordance with its terms and past practice with respect to the offering period that was in effect on November 4, 2019 and is scheduled to end on December 31, 2019. The Company will (i) suspend the commencement of any future offering periods under the ESPP unless and until the Purchase Agreement is terminated and (ii) terminate the ESPP as of the Closing.

The following table sets forth the number of Shares expected to be purchased by the executive officers under the ESPP at the end of the current offering period on December 31, 2019 assuming: (i) the executive officers do not withdraw from the offering period prior to such date, and (ii) a purchase price per Share equal to 85% of the fair market value of a Share at the beginning of the applicable offering period on July 1, 2019:

Name of Executive Officer	Number of Shares to be Purchased
Robert J. Palmisano	0
Julie B. Andrews	0
Jason D. Asper	0
Lance A. Berry	0
Peter S. Cooke	0
Kevin D. Cordell	0
Julie D. Dewey	0
Patrick Fisher	151
Timothy L. Lanier	410
James A. Lightman	0
Andrew C. Morton	0
J. Wesley Porter	68
Barry J. Regan	203
Kevin C. Smith	0
Jennifer S. Walker	0
Steven P. Wallace	0

Employment and Severance Agreements

Employment Agreement with Mr. Palmisano

Effective October 1, 2015, a subsidiary of the Company entered into an employment agreement with Robert J. Palmisano, the Company’s President and Chief Executive Officer, which provides that in the event of a termination of his employment, the post-employment pay and benefits, if any, to be received by him will vary according to the basis for his termination.

In the event of a termination of Mr. Palmisano’s employment by the Company other than for cause, death or disability or upon Mr. Palmisano’s resignation for good reason (an “Involuntary Termination”), other than as described in the next paragraph, the Company will be required to provide him, in addition to any accrued obligations, and subject to his execution of a release of claims: (i) a lump sum payment equal to two and one-half times the sum of: (a) his then current annual base salary, plus (b) his then current annual target incentive bonus; (ii) payment or reimbursement for the cost of COBRA continuation coverage for up to 12 months; (iii) outplacement assistance for a period of 12 months, subject to earlier termination if Mr. Palmisano accepts employment with another employer; (iv) financial planning services for a period of 12 months; and (v) an annual physical examination within 12 months of termination.

In the event of an Involuntary Termination of his employment in anticipation of or within the 24-month period following a “change in control,” the Company will be required to provide him, in addition to any accrued obligations, and subject to his execution of a release of claims: (i) a lump sum payment equal to three times the sum of: (a) his then current annual base salary, plus (b) his then current annual target incentive bonus; (ii) his annual target incentive bonus for the fiscal year in which his termination occurs; (iii) payment or reimbursement for the cost of COBRA continuation coverage for up to 12 months; (iv) outplacement assistance for a period of 12 months, subject to earlier termination if Mr. Palmisano accepts employment with another employer; (v) financial planning services for a period of 12 months; and (vi) an annual physical examination within 12 months of termination.

Upon termination for any reason other than for cause, disability, or death, Mr. Palmisano must enter into a release of claims within 30 days after the date of termination before any post-employment payments or benefits of any kind will be made to him under the employment agreement, other than accrued obligations. If he breaches the terms of his confidentiality, non-competition, non-solicitation or intellectual property rights agreement, then the Company’s obligations to make payments or provide benefits will cease immediately and permanently, and he will be required to repay an amount equal to 30% of the post-employment payments and benefits previously provided to him under the employment agreement, with interest. The agreement also provides that if any severance payments or other payments or benefits deemed made in connection with a change in control are subject to the “golden parachute” excise tax under the United States Internal Revenue Code of 1986 (the “Code”) Section 4999, the payments will be reduced to one dollar less than the amount that would subject him to the excise tax if the reduction results in him receiving a greater amount on a net-after tax basis than would be received if he received the payments and benefits and paid the excise tax.

Severance Agreements with Other Executive Officers

A subsidiary of the Company has entered into separation pay agreements with each of the following executive officers (in addition to Mr. Palmisano): Julie Andrews, Jason Asper, Lance Berry, Peter Cooke, Kevin Cordell, Julie Dewey, Patrick Fisher, Tim Lanier, James Lightman, Andrew Morton, J. Wesley Porter, Barry Regan, Kevin Smith, Jennifer Walker and Steven Wallace. Under the terms of the separation pay agreements, except with respect to Mr. Cooke, in the event of a termination of the executive’s employment by the Company other than for cause, death or disability or upon the executive’s resignation for good reason, other than described in the next paragraph, in addition to any accrued obligations, and subject to the executive’s execution of a release of claims, the Company will be obligated to pay to the executive an amount equal to the sum of (i) the executive’s then current annual base salary, plus (ii) the executive’s then current target annual bonus. Half of the of the total severance amount will be payable at or within a reasonable time after the date of termination of the executive’s employment and half paid in six equal monthly installments starting six months after the date of termination of the executive’s employment, with the final installment of all remaining amounts to be paid on or before March 15th of the calendar year following the year in which the date of termination occurs.

In the event of a termination of the executive’s employment by the Company other than for cause, death or disability or upon the executive’s resignation for good reason within 12 months following a change in control or at the request of the acquirer prior to a change in control, in lieu of the severance above, except with respect to Mr. Cooke, in addition to any accrued obligations, and subject to the executive’s execution of a release of claims, the Company will be obligated to pay an executive an amount equal to two times the sum of (i) the executive’s then current annual base salary, plus (ii) the executive’s then current annual target bonus. Half of the total severance amount will be payable at or within a reasonable time after the date of termination and the remaining half will be payable in installments beginning six months after the date of termination of the executive’s employment, with the final installment of all remaining amounts to be paid on or before March 15th of the calendar year following the year in which the date of termination occurs.

In addition to a severance payment, if applicable, each executive also will be entitled to receive the following benefits in the event of the termination of the executive’s employment by the Company other than for cause, death or disability or upon the executive’s resignation for good reason, (i) a pro rata portion of the executive’s target annual cash incentive compensation award for the fiscal year that includes the termination date, less any payments thereof already made during such fiscal year; (ii) payment or reimbursement for the cost of COBRA continuation coverage for up to 18 months; (iii) outplacement assistance for a period of two years, subject to earlier termination if the executive accepts employment with another employer; (iv) financial planning services for a period of up to two years; (v) payment to continue insurance coverage equal to up to twice the executive’s annual supplemental insurance premium benefit provided to him or her prior to the date of termination; (vi) an annual physical examination within 12 months of termination; and (vii) reasonable attorneys’ fees and expenses if any such fees or expenses are incurred to recover benefits rightfully owed under the separation pay agreement.

Upon termination for any reason other than cause, disability, or death, the executive must enter into a release of claims within 30 days after the date of termination before any payments will be made to the executive under the separation pay agreement, other than accrued obligations. If the executive breaches the terms of a confidentiality, non-competition, non-solicitation, and intellectual property rights agreement with the Company or the release, then the Company’s obligations to make payments or provide benefits will cease immediately and permanently, and the executive will be required to repay to the Company an amount equal to 90% of the payments and benefits previously provided to the executive under the separation pay agreement, with interest. The separation pay agreement provides that if any severance payments or other payments or benefits deemed made in connection with a future change in control are subject to the “golden parachute” excise tax under Code Section 4999, the payments will be reduced to one dollar less than the amount that would subject the executive to the excise tax if the reduction results in the executive receiving a greater amount on a net-after tax basis than would be received if the executive received the payments and benefits and paid the excise tax.

For further information with respect to the executive officer’s employment and severance agreements, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

In addition, under the Purchase Agreement, upon satisfaction of certain conditions, the Company may establish a retention bonus pool in an aggregate amount of up to $8.5 million, from which awards may be allocated among the employees of the Company. Employees at a level of vice president or above shall not be eligible to receive such awards without Stryker’s consent (which shall not be unreasonably withheld, conditioned or delayed). Employees at a level below vice president shall be eligible for awards in consultation with Stryker, and the Company and Stryker shall agree on the terms of such awards, including the timing of payments, a cap on individual award amounts, and employee positions that may be allocated a retention bonus from such retention bonus pool.

Rule 14d-10(d) Matters

The Compensation Committee of the Company Board will adopt resolutions to approve each agreement, arrangement or understanding that has been or will be entered into after January 1, 2019 and prior to the Acceptance Time by the Company or any of its subsidiaries with any of its officers or directors pursuant to which compensation, severance or other benefits is or becomes payable to such officer or director as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act.

Indemnification of Executive Officers and Directors

The Purchase Agreement provides that for a period of six years after the Closing, the Company will, and Stryker will cause the Company to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Company’s organizational documents as in effect immediately prior to the Closing solely with respect to acts or omissions occurring prior to the Closing and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any present (as of the Closing) or former director or officer of the Company.

In addition, Stryker and Purchaser will, jointly and severally, from and after the Closing, indemnify and hold harmless the Company, its subsidiaries and each present (as of the Closing) or former director or officer of the Company against any liability for or on account of tax in connection with a Post-Offer Reorganization, including all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any action in relation thereto, provided that, any such indemnity will be limited to taxes incurred in such person’s capacity as a director or officer of the Company and not as a holder of Shares or other equity of the Company.

The Company may purchase prior to the Closing, and if the Company does not purchase prior to the Closing, Stryker will use reasonable best efforts to cause the Company to purchase at or after the Closing, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company in respect of acts or omissions occurring at or prior to the Closing, which tail policy (a) will be effective for a period from the Closing through and including the date six years after the Closing with respect to claims arising from facts or events that existed or occurred prior to or at the Closing and (b) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies, provided, that, the premium for such tail policy may not be (and Stryker will not be required to cause the Company to expend) in excess of 300% of the last annual premium paid prior to the Closing. Stryker will cause any such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Company.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employment Agreements Following the Offer

As of the date of this Schedule 14D-9, Stryker and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any agreement, arrangement or understanding with Stryker, Purchaser or their affiliates regarding employment with the Company following the Closing. Although it is possible that Stryker may enter into employment or consultancy, compensation, severance or other employee or consultant benefits arrangements with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, no discussions have occurred between the Company’s executive officers and representatives of Stryker, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach any such agreement.

Director Arrangements Following the Offer

Stryker shall, and shall cause the Company to, continue providing the directors of the Company as of the Closing with services related to the administrative process of filing taxes in the Netherlands, provided that no payment must be made on behalf of the directors, other than necessary withholding payments.

Effect of the Purchase Agreement on Employee Benefits

The Purchase Agreement provides that for the period from the Closing through the earlier of (a) the one year anniversary of the Closing and (b) the date on which the employment of a Current Employee (as defined below) terminates, Stryker will cause the Company and its subsidiaries to provide each employee employed by the Company or one of its subsidiaries at the Closing (“Current Employees”) with (i) base compensation and a target annual cash incentive compensation or bonus opportunity (subject to applicable adjustments to performance goals following the Closing) at least as favorable as that provided to the Current Employee immediately prior to Closing, (ii) benefits that are at least as favorable in the aggregate to the benefits (excluding equity or equity-related awards and defined benefit pension benefits) maintained for and provided to the Current Employee immediately prior to Closing and (iii) severance benefits that are at least as favorable as the severance benefits (excluding any equity or equity-related severance benefit terms) provided to the Current Employee by the Company immediately prior to Closing; and in no event will the compensation to be paid or benefits to be provided pursuant to clauses (i) – (iii) be less than the amount required to be paid or benefits provided to such Current Employee under any severance, employment or similar agreement.

Prior to the Acceptance Time and provided that such Current Employee is employed at the time of such payments, the Company may pay to each Current Employee the following cash bonuses: (i) 2019 cash bonuses assuming the achievement of applicable performance metrics at the higher of target or actual performance, (ii) if the Acceptance Time occurs in 2020, the Company may pay each Current Employee a 2020 cash bonus assuming the achievement of applicable performance metrics at target, with such amount pro rated for the period of the

2020 calendar year that occurs prior to the Acceptance Time, and (iii) if the Acceptance Time occurs in 2021, the Company may pay each Current Employee a cash bonus assuming (a) the achievement of applicable performance metrics at the higher of target or actual performance in 2020 and (b) the achievement of applicable performance metrics at target in 2021, with such amount pro rated for the period of the 2021 calendar year that occurs prior to the Acceptance Time.

Stryker will, and will cause the Company and each of its other subsidiaries to, cause service rendered by Current Employees to the Company and its subsidiaries prior to Closing to be taken into account for purposes of eligibility, vesting, and levels of benefits (including vacation and severance, but excluding, for the avoidance of doubt, benefit accrual under any defined benefit pension plan) and as required by law under all employee benefit plans of Stryker, the Company and its other subsidiaries to the same extent as such service was taken into account under the corresponding Company employee benefit plans immediately prior to Closing for those purposes, except to the extent that such application would result in a duplication of benefits with respect to the same period of service. Current Employees will not be subject to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Stryker, the Company or its other subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company employee benefit plan in which they participated prior to Closing. Stryker has agreed, and has agreed to cause the Company and its other subsidiaries, to use commercially reasonable efforts to provide such Current Employees credit under such employee benefit plans for any eligible expenses incurred by them and their covered dependents under a Company employee benefit plan during the portion of the year prior to the Closing for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to them and their covered dependents in respect of the plan year in which the Closing occurs, subject to Stryker’s receipt of, using reasonable best efforts to obtain, all necessary information from either the Company or the Current Employee.

If directed in writing by Stryker at least 15 business days prior to the Acceptance Time, the Company will terminate any Company 401(k) plan. The Company must provide evidence of such termination pursuant to resolutions of the Company Board effective no later than one day prior to the Closing.

Nothing in the Purchase Agreement prevents Stryker or the Company from amending or terminating any employee benefit plan in accordance with its terms, requires the Stryker or the Company to retain any employee for any period of time, or constitutes the establishment or adoption of, or amendment to, any benefit plan. No employee or other service provider has any third party beneficiary rights under the Purchase Agreement.

Section 16 Matters

Pursuant to the Purchase Agreement, the Company Board will adopt a resolution so that, to the extent permitted, the disposition of all Company equity securities pursuant to the Purchase Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

(b)	Arrangements between the Company and Purchaser and Stryker.

Purchase Agreement

The summary of the Purchase Agreement contained in Section 11—“The Purchase Agreement; Other Agreements” of the Offer to Purchase filed as Exhibit (a)(1)(A) hereto and the description of the conditions of the Offer contained in Section 1—“Terms of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Purchase Agreement governs the contractual rights between the Company, Stryker and Purchaser in relation to the Offer, the Post-Offer Reorganization and the other transactions contemplated therein. The

Purchase Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Purchase Agreement and is not intended to modify or supplement any factual disclosures about the Company or Stryker in the Company’s or Stryker’s public reports filed with the SEC. In particular, the Purchase Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Stryker. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Purchase Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders. The Company’s shareholders are not third-party beneficiaries of the Purchase Agreement (except that the Company’s shareholders may enforce the provisions in the Purchase Agreement relating to the payment of the consideration in the Offer).

Confidentiality Agreement

On September 22, 2019, the Company and Stryker entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Stryker agreed to keep confidential certain information furnished to Stryker concerning the Company’s business in connection with the evaluation of a possible transaction between Stryker and the Company and to use such information solely in connection with the possible transaction. Stryker also agreed, among other things, to standstill provisions that would automatically terminate following the Company entering into a definitive agreement contemplating a change of control transaction for the Company or the initiation of a tender offer for more than 50% of the Company’s outstanding voting securities that the Company Board did not recommend that the Company shareholders reject.

The foregoing summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on November 3, 2019, (i) determined that the terms of the Purchase Agreement, the Offer, certain of the Post-Offer Reorganization transactions (including the Asset Sale, the Liquidation and Second Step Distribution and the Mergers) and the other transactions contemplated by the Purchase Agreement are in the best interests of, the Company, its businesses and its shareholders, employees and other relevant stakeholders, (ii) approved and adopted the Purchase Agreement and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to recommend that the Company’s shareholders tender their Shares into the Offer and approve and adopt the matters to be proposed for consideration and approval by the Company’s shareholders at the EGM.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(b)	Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The following chronology summarizes the key contacts and events between representatives of the Company and representatives of Stryker, and between representatives of the Company and representatives of other potential parties to a strategic transaction during the period preceding the signing of the Purchase Agreement. The following description does not purport to catalogue every conversation among representatives of the Company, Stryker or other third parties. For a review of Stryker’s additional key activities that led to the signing of the Purchase Agreement, please refer to the Schedule TO and Offer to Purchase being mailed to the Company’s shareholders with this Schedule 14D-9.

The Company Board, along with the Company’s management, regularly reviews the Company’s operations, financial condition and performance, capital structure, and long-term strategic plans. As part of this ongoing review, the Company Board has regularly considered a variety of options to maximize shareholder value and benefit other stakeholders of the Company, including acquisitions, dispositions, and other financial and strategic alternatives, considering, in each instance, the Company’s business strategy, changes in the industry in which the Company operates, and execution risks.

On March 22, 2019, Robert J. Palmisano, the Company’s President and Chief Executive Officer, met with the Chief Executive Officer of a large medical device company, which we refer to as Party A. During the meeting, the Chief Executive Officer of Party A stated that Party A was interested in a potential strategic transaction with the Company, but did not propose a price, structure or other terms of a potential transaction. Following the meeting, the Chief Executive Officer of Party A sent a message to Mr. Palmisano emphasizing Party A’s interest in the Company.

On March 24, 2019, Mr. Palmisano and Lance A. Berry, the Company’s Executive Vice President, Chief Financial and Operations Officer, played golf with Kevin A. Lobo, Chairman and Chief Executive Officer of Stryker, and Gordon Van Ummersen, Vice President and General Manager, Extremities of Stryker. During the game, Mr. Lobo stated to Mr. Palmisano that Stryker was evaluating potential business development opportunities and may contact the Company in the summer of 2019 to discuss a potential strategic transaction. Mr. Lobo did not provide any further details about a potential transaction, including price, structure or other terms.

On June 10, 2019, the Chief Executive Officer of Party A contacted Mr. Palmisano to request a meeting to continue the prior discussions about Party A’s interest in the Company.

On June 21, 2019, Mr. Palmisano and Jason D. Asper, the Company’s Senior Vice President, Chief Digital Officer and head of business development, met with the Chief Executive Officer and another representative of Party A. During the meeting, the Chief Executive Officer of Party A expressed interest in acquiring only certain of the Company’s product lines, and explained that Party A would only pursue an acquisition of the entire Company if it could first identify a partner that would acquire the portion of the Company’s business that Party A was not prepared to acquire. Additionally, the Chief Executive Officer of Party A noted that Party A would require additional financing to fund an acquisition of all or part of the Company. The parties agreed that they would enter into a confidentiality agreement after which the Company would provide certain non-public information regarding its business to assist Party A’s evaluation of a potential transaction.

On June 26, 2019, the Company and Party A entered into a confidentiality agreement, which did not contain a standstill provision.

On July 16, 2019, Mr. Lobo contacted Mr. Palmisano to propose a meeting to discuss Stryker’s current analysis of the Company. Mr. Lobo stated that he would not be making an offer during the meeting.

On July 26, 2019, the Company Board held a regularly scheduled, in-person meeting, a portion of which was attended by representatives of Guggenheim Securities, LLC (“Guggenheim Securities”), a financial advisor to the Company. During the meeting, representatives of Guggenheim Securities made a presentation about strategic alternatives for the Company, including a potential sale of the Company, and market conditions. The representatives also responded to questions from the Company Board about potential business development opportunities.

On July 31, 2019, representatives of a large multinational corporation, which we refer to as Party B, met with Messrs. Palmisano and Berry to discuss potential collaborations. Party B did not express interest in an acquisition of the Company at that time. Between July 31 and September 5, 2019, representatives of the Company and Party B had multiple calls to discuss potential collaborations and to negotiate the terms of a confidentiality agreement that was not ultimately executed.

On August 7, 2019, after the close of trading on Nasdaq, the Company reported its financial results for the quarter ended June 30, 2019, which had not previously been discussed with Stryker, Party A or Party B. On August 8, 2019, the Company’s stock price dropped approximately 21.5%.

Also on August 7, 2019, the Company provided Party A with access to an electronic data room that included limited non-public information about the Company. Between August 7 and September 9, 2019, representatives of the Company had periodic calls with a representative of Party A regarding diligence.

On August 12, 2019, Mr. Palmisano and Mr. Lobo held a breakfast meeting. During the meeting, Mr. Lobo confirmed his earlier statement that Stryker would not make an offer to acquire the Company at that time and noted Stryker’s concerns about the Company’s financial performance and projections. Mr. Palmisano suggested that a meeting between the companies’ respective chief financial officers could help Stryker better understand the Company’s longer-term financial outlook. Later that day, Mr. Palmisano updated Mr. Berry about the meeting with Mr. Lobo, explaining that Stryker was not interested in acquiring the Company at that time, but that Mr. Lobo had agreed that a meeting between Mr. Berry and Glenn Boehnlein, Stryker’s Chief Financial Officer, might be useful.

On August 16, 2019, the Chief Executive Officer of a multinational medical device company, which we refer to as Party C, placed an unsolicited call to Mr. Palmisano to propose a meeting the following week to discuss their respective businesses and the industry. Party C’s Chief Executive Officer did not mention a potential transaction during the call.

On August 22, 2019, Mr. Palmisano and the Chief Executive Officer of Party C met for dinner. During the meeting, the Chief Executive Officer of Party C informed Mr. Palmisano that Party C had completed significant diligence on the Company based on public information and was interested in acquiring the Company. He did not propose a price or other terms for a transaction. They agreed to set up a meeting between certain members of the Company’s and Party C’s respective management teams so that Party C could learn more about the Company.

On August 30, 2019, in anticipation of a meeting among certain members of their management teams, the Company and Party C entered into a confidentiality agreement, which included a 12-month standstill provision that terminated upon the effectiveness of the Purchase Agreement.

On September 4, 2019, representatives of a large multinational medical device company, which we refer to as Party D, expressed interest in meeting with representatives of the Company at the American Orthopaedic Foot & Ankle Society’s annual meeting in Chicago, Illinois in September 2019 to discuss potential business development opportunities. A meeting was tentatively scheduled but never took place.

On September 5, 2019, the Company Board held a telephonic meeting that was attended by members of Company management. During the meeting, Mr. Palmisano updated the Company Board about discussions with third parties that had occurred since the July 26, 2019 Company Board meeting (including the unsolicited call from and follow-up dinner meeting with Party C’s Chief Executive Officer), and the members of the Company Board and management discussed the upcoming meeting with Party C.

On September 6, 2019, Messrs. Palmisano, Berry and Asper held an in-person meeting with the Chief Executive Officer and other representatives of Party C in Boston, Massachusetts. During the meeting, the Company’s management presented about the Company and responded to diligence questions from Party C. The representatives of Party C confirmed Party C’s interest in acquiring the Company and stated that it would soon submit a written proposal.

On September 9, 2019, Messrs. Berry and Asper, attended a previously scheduled dinner meeting with Mr. Boehnlein and Katherine Owen, Stryker’s Vice President, Strategy and Investor Relations, during which they discussed the Company’s publicly disclosed financial results and projections.

On September 10, 2019, the Chief Executive Officer of Party C called Mr. Palmisano to confirm Party C’s interest in acquiring the Company and said that Party C would submit a non-binding indication of interest the following day, the key terms of which he summarized.

On September 11, 2019, Party C sent Mr. Palmisano a non-binding indication of interest (the “September 11 Letter”) proposing to acquire the Company for $29.00 per share, 75% of which would be in cash and 25% of which would be in Party C equity. The September 11 Letter also requested an exclusive negotiating period lasting until October 30, 2019 with an automatic extension of 14 days if both parties were working in good faith towards the execution of a definitive transaction agreement.

On September 11, 2019, following receipt of the September 11 Letter, Mr. Palmisano called Mr. Lobo to inform him that the Company had received a written proposal to acquire the Company and suggested that if Stryker was interested in acquiring the Company, it should submit a proposal prior to a September 19, 2019 meeting of the Company Board. Mr. Lobo told Mr. Palmisano that he appreciated the call but that Stryker remained unlikely to make an offer at this time. Mr. Lobo did, however, commit to discuss a potential transaction internally and respond.

Also on September 11, 2019, following receipt of the September 11 Letter, during a previously scheduled in-person meeting regarding unrelated topics, representatives of Guggenheim Securities, at the direction of Mr. Palmisano, informed Party B that the Company had received an acquisition proposal from a third party. Also at the direction of Mr. Palmisano, the representatives of Guggenheim Securities suggested that Party B submit a proposal prior to the Company Board’s September 19, 2019 meeting if it was interested in acquiring the Company. Separately, at the direction of Mr. Palmisano, representatives of Guggenheim Securities also contacted representatives of Party D to advise them that the Company had received an acquisition proposal from a third party and provided substantially similar guidance with respect to submitting an acquisition proposal as provided to Party B.

On September 12, 2019, the Company Board held a telephonic meeting with members of Company management and representatives of Guggenheim Securities in attendance. During the meeting, Mr. Palmisano advised the Company Board that the previous day Party C had delivered to the Company a non-binding written proposal to acquire the Company and he summarized its key economic terms. Mr. Palmisano also updated the Company Board on the status of discussions with other third parties, including his conversation with Mr. Lobo the previous evening and Guggenheim’s conversations with Parties B and D, about which the Guggenheim Securities representatives elaborated. Mr. Palmisano further advised the Company Board that he had a call scheduled for later that day with the Chief Executive Officer of Party A, during which he intended to deliver substantially the same message he had delivered to Mr. Lobo the previous evening. The Company Board discussed with Company management and representatives of Guggenheim Securities the possibility of contacting additional parties to assess their interest in pursuing a transaction with the Company, including the risks and benefits of such outreach, and the probability of success. Following the discussion, the Company Board directed Mr. Palmisano to inform Party C that the Company Board was evaluating its proposal and intended to respond following a meeting on September 19, 2019. The Guggenheim Securities representatives then outlined a proposed bidding process in the event any parties in addition to Party C expressed an interest in acquiring the Company. The Guggenheim representatives then departed the meeting. After the representatives of Guggenheim Securities departed the meeting, the Company Board discussed formally engaging Guggenheim Securities as a financial advisor to the Company. The Company Board noted Guggenheim Securities’ existing relationship with the Company and its extensive experience with medical device companies and mergers and acquisitions, and noted Guggenheim Securities’ report of past work for, and other relationships with, the Company and potential counterparties. After discussion, the Company Board authorized management to negotiate and execute an engagement letter with Guggenheim Securities.

On September 12, 2019, following the Company Board meeting, at the request of the Company Board, Mr. Palmisano sent an email to the Chief Executive Officer of Party C to inform him that the Company Board had reviewed the September 11 Letter and intended to discuss it further on September 19, 2019 after which Mr. Palmisano would provide a more complete response.

Also on September 12, 2019, following the Company Board meeting, Mr. Palmisano spoke with the Chief Executive Officer of Party A and delivered the message Mr. Palmisano described during the Company Board meeting.

On September 18, 2019, Mr. Lobo called Mr. Palmisano and informed him that after internal deliberations, Stryker proposed to acquire the Company for $30.00 per share in cash, but Mr. Lobo did not propose additional terms for a potential transaction. That same day, Party A informed Guggenheim Securities that it would not be able to submit a proposal to acquire the Company without a partner, and Party B and Party D each informed Guggenheim Securities that it would not submit a proposal at this time.

On September 19, 2019, the Company Board held a telephonic meeting attended by members of Company management and representatives of Guggenheim Securities. During the meeting, Mr. Palmisano and representatives of Guggenheim Securities reported on their recent interactions with potential counterparties, including Stryker’s proposal and the decisions of Party A, Party B and Party D not to make proposals at this time. The Company Board discussed the status of the transaction process and, following discussion, the Company Board determined to continue discussions with Stryker and Party C and instructed management to make non-public information about the Company available to those parties following execution of an appropriate confidentiality agreement by Stryker.

On September 22, 2019, the Company and Stryker entered into a confidentiality agreement, which included a 12-month standstill provision.

On September 24, 2019, the Company provided Stryker and Party C access to an electronic data room that included non-public information about the Company. Between September 24, 2019 and October 18, 2019, representatives of the Company held separate in-person diligence meetings and calls with representatives of Stryker and Party C regarding various aspects of the Company’s business. The Company and its representatives also hosted visits at certain of its facilities, and responded to extensive diligence requests, from representatives of Stryker and Party C.

On September 25, 2019, the Company sent letters to Stryker and Party C outlining the Company’s process for evaluating a potential transaction, including that final price proposals would be due on October 24, 2019.

On each of September 27, 2019 and October 3, 2019, representatives of Ropes & Gray LLP (“Ropes & Gray”), outside counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), outside counsel to Stryker, held telephonic meetings to discuss the structure of a potential transaction.

On October 3, 2019, the Company entered into an engagement letter with Guggenheim Securities.

Between October 7 and 9, 2019, representatives of the Company met separately with representatives of Stryker and Party C in Boston, Massachusetts to make presentations about the Company and to hold diligence sessions focused on specific functional areas of the Company.

On October 8, 2019, Ropes & Gray distributed a draft purchase agreement to Stryker and Party C. The draft agreement included, among other things, a termination fee payable by the Company in certain circumstances equal to 1% of the Company’s equity value and a commitment by the acquiror to take all actions necessary to obtain regulatory clearances for the transaction.

On October 18, 2019, the Company Board held a telephonic meeting with Company management and representatives of Guggenheim Securities and Ropes & Gray in attendance. Mr. Palmisano provided an update on the status of the diligence process, summarized recent interactions with the potential counterparties and previewed the next steps of the process, including the anticipated receipt of draft purchase agreements and financial proposals from Stryker and Party C the following week.

On October 20, 2019, a representative of Party C called Mr. Palmisano to notify him of an announcement Party C would make the following day. Following that announcement on October 21, 2019, the Chairman of Party C’s Board of Directors called Mr. Palmisano to inform him that, although Party C remained interested in a potential transaction, in light of its announcement, it would be a challenge for Party C to submit a proposal to acquire the Company on the schedule proposed by the Company. The Chairman of Party C’s Board of Directors did not indicate that Party C would not submit a proposal and said that Party C would contact the Company with an update later in the week.

On October 21, 2019, Skadden, on behalf of Stryker, sent Ropes & Gray a revised draft of the purchase agreement. The revised draft purchase agreement provided, among other things, that under certain circumstances the Company would owe Stryker a termination fee equal to 4.0% of the equity value of the transaction (including all amounts payable with respect to the Company’s convertible notes), that the Company Board would only be permitted to accept an alternative acquisition proposal if such proposal was for a cash amount at least 10% greater than the value of the consideration offered by Stryker, and that Stryker’s obligation to divest assets in order to obtain regulatory clearances would be limited to divestitures of total ankle replacement products and services.

On October 22, 2019, a representative of the Company sent an email to representatives of Stryker indicating certain key changes in the proposed purchase agreement submitted by Stryker were not acceptable to the Company, including the amount of the termination fee, the incremental cash amount required for an alternative proposal to be deemed a superior proposal that the Company could accept, and Stryker’s limited commitment to divest assets in order to obtain regulatory approvals.

On October 23, 2019, a financial advisor who the Company had engaged in the past contacted Mr. Berry to advise him that a medical device company, which we refer to as Party E, was interested in exploring a potential merger of equals between the Company and Party E. No specific terms of a potential transaction were proposed.

On October 24, 2019, Stryker submitted a written proposal to acquire the Company for $30.25 per share in cash. Following the submission, a representative of Stryker called Mr. Palmisano to discuss the proposal. Mr. Palmisano expressed disappointment with Stryker’s proposed price and proposed a price of $32.00 per share. The representative of Stryker agreed to discuss the matter internally. Later that day, the same representative of Stryker called Mr. Palmisano again and said Stryker would increase its proposed purchase price to $30.50 per share in cash. Mr. Palmisano responded on the call with a proposal of $31.00 per share, which the representative of Stryker also agreed to discuss internally.

Also on October 24, 2019, a representative of Party C’s financial advisor notified the Company that Party C would not submit a proposal to acquire the Company on that day.

On October 25, 2019, the Company Board held a regularly scheduled, in-person meeting, a portion of which was attended by members of Company management and representatives of Ropes & Gray, Guggenheim Securities, and J.P. Morgan Securities LLC (“J.P. Morgan”), a financial advisor to the Company. During the meeting, Mr. Palmisano provided an update on recent interactions with Stryker and Party C, and a representative of Guggenheim Securities reported on its discussions with Party C’s financial advisor. Both Company management and the representatives of Guggenheim Securities shared their views that, in light of its October 21 announcement, Party C was unlikely to make a proposal in the near-term. A representative of Ropes & Gray outlined the Company Board’s fiduciary duties in considering a sale of the Company and noted that no director had identified any potential conflicts with Stryker or Party C, including through ownership of securities, employment or consulting arrangements, or personal or family relationships. The representative of Ropes & Gray also noted that Guggenheim Securities and J.P. Morgan had each provided the Company Board with information regarding their prior work for the Company, Stryker and Party C, and J.P. Morgan also had provided information regarding an affiliate of J.P. Morgan being a counterparty to certain of the Company’s convertible note hedging arrangements. The representative of Ropes & Gray summarized the key terms of the draft purchase agreement received from Stryker and a representative of Guggenheim Securities provided its preliminary financial analysis of the proposed transaction with Stryker. During the presentations, the Company Board asked questions and discussed the proposed transaction, as well as potential alternative courses of action, including continuing as an independent company, and the potential risks and benefits of each option. Following the discussion, the Company Board instructed management and the Company’s advisors to seek to increase the price proposed by Stryker and to negotiate a higher level of closing certainty in the purchase agreement.

During the Company Board meeting, Mr. Palmisano received a phone call from Mr. Lobo during which Mr. Lobo agreed to increase Stryker’s proposal to $30.75 in cash, but stated Stryker was unwilling to increase the proposed price further. Mr. Palmisano agreed to discuss this with the Company Board and reiterated that closing certainty was a critical issue for the Company. Later in the meeting, Mr. Palmisano received a phone call from the Chairman of Party C’s Board of Directors who advised Mr. Palmisano that, while Party C remained interested in a potential transaction with the Company, it would likely not be in a position to pursue a transaction with the Company until February 2020 at the earliest.

Between October 25, 2019 and November 3, 2019, representatives of the Company and Stryker, together with Ropes & Gray and Skadden, at the direction of their respective clients, negotiated the terms of the purchase agreement. Among the key areas of negotiation were Stryker’s commitment to divest assets in order to obtain regulatory clearances; the material adverse effect definition; the Company Board’s ability to accept a superior proposal and to change its recommendation, including whether a competing proposal must be for all cash consideration and at least a certain amount greater than Stryker’s proposed price; and the size of the termination fee.

On October 25, 2019, the financial advisor who had called about Party E again contacted Mr. Berry to discuss a potential merger of equals between the Company and Party E, but did not provide more specific details about the potential transaction.

On October 31, 2019, the Company Board held a telephonic meeting attended by members of Company management. Mr. Palmisano provided an update on the status of contract negotiations with Stryker.

On Friday November 1, 2019, after the close of trading on Nasdaq, Bloomberg reported that the Company was exploring a sale.

On November 2, 2019, Party E sent Mr. Palmisano and the Chairman of the Company Board a non-binding proposal to acquire the Company for $30.00 per share, 40% of which would be cash and 60% of which would be Party E equity. The proposal was subject to diligence and indicated that Party E intended to issue debt and new equity to fund the cash portion of the purchase price but had not yet secured commitments from potential financing sources. The same day, a representative of Party E called the Chairman of the Company Board to deliver the proposal orally.

On November 3, 2019, the Company Board held a telephonic meeting, which was attended by members of Company management and representatives of Guggenheim Securities, J.P. Morgan and Ropes & Gray. Mr. Palmisano summarized the status of discussions with Stryker and developments since the Company Board’s meeting on October 31, 2019. A representative of Ropes & Gray then outlined the Company Board’s fiduciary duties. The Company Board discussed Party C’s indication that it would not be able to pursue a transaction until at least February 2020, and Party E’s proposal, which the Company Board noted (1) contained a nominal price below the all-cash price in Stryker’s proposal, (2) was subject to substantial conditionality, (3) proposed a consideration package substantially weighted towards equity, rather than cash, and (4) indicated that Party E would need at least two additional weeks to complete diligence and negotiate a transaction agreement, during which time Stryker may determine not to pursue the proposed transaction. The representative of Ropes & Gray noted that neither Party C nor Party E would be subject to any standstill restrictions that would preclude a bid if a transaction with Stryker were announced. The representative of Ropes & Gray then summarized the terms of the proposed purchase agreement with Stryker, which had been provided to the Company Board in advance of the meeting, highlighting, among other things, the proposed $150 million termination fee, the nature of Stryker’s obligations to obtain regulatory approvals, and the Company’s ability to accept superior proposals in certain circumstances. Representatives of Guggenheim Securities reviewed its financial analysis of the Offer Consideration and provided an analysis of the proposal received from Party E, including Guggenheim Securities’ preliminary view of the Party E equity that comprised a substantial portion of the proposal. Following its presentation, Guggenheim Securities rendered an oral opinion, confirmed by delivery of a written opinion dated November 3, 2019, to the Company Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Consideration to be received by the holders of Shares (excluding Stryker, Purchaser or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) was fair, from a financial point of view, to such holders. The Company Board continued its discussion of the proposed transaction and considered the reasons for and against the transaction described under – Reasons for the Recommendation of the Company Board on page 24 of this Schedule 14D-9. At the conclusion of this discussion, after consideration of the matters presented, the Company Board unanimously voted to approve the proposed transaction with Stryker. The Company Board also approved formally engaging J.P. Morgan as a financial advisor. The independent directors then considered the implications of the transaction on certain compensation arrangements between the Company and certain of its executives and employees, and approved such matters.

Following the meeting, also on November 3, 2019, the Company and J.P. Morgan executed an engagement letter in respect of J.P. Morgan’s services to the Company as an additional financial advisor to the Company.

On November 4, prior to the opening of trading on the U.S. stock markets, the Company and Stryker executed and delivered the Purchase Agreement and each party issued a press release announcing the proposed transaction.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer after consultation with members of the Company’s management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is in the best interests of the Company, its businesses and its shareholders, employees and other relevant stakeholders. Accordingly, the Company Board recommends that the Company’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following reasons, among others, when reaching its recommendation that shareholders accept the Offer and tender their Shares to Purchaser:

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Transaction Financial Terms. The Company Board considered the relationship of the Offer Consideration to the historical market prices of the Shares, and expectations regarding expected trading prices if the Company remained an independent company. The Company Board considered that the Offer Consideration of $30.75 per Share, without interest and less applicable withholding taxes, represents a premium of (a) 48% compared to the closing price of the Shares of $20.80 per Share on October 31, 2019 (the last trading day prior to speculation that the Company was exploring a sale), (b) 48% compared to the volume weighted average sales price of the Company’s ordinary shares of $20.84 per Share over the 10 days ended October 31, 2019, (c) 50% compared to the volume weighted average sales price of the Shares of $20.49 per Share over the 30 days ended October 31, 2019 and (d) 46% compared to the volume weighted average sales price of the Shares of $21.06 per Share over the 90 days ended October 31, 2019, but a discount of 6% to the 52-week high sales price of the Shares of $32.86 per Share.

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The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the Company’s business, financial condition and results of operations, as well as the Management Forecast (as defined below) and its long range-plan. The Company Board considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of the Company executing on its operating plan if it remained independent. These risks and uncertainties included risks relating to the Company’s ability to achieve its strategy to become a high-growth, pure-play medical technology company; market acceptance of the Company’s products; the Company’s ability to successfully compete against current or future competitors; the magnitude of potential liabilities related to existing or future product liability claims; the impact of regulatory decisions on the Company’s product candidates and existing products, including recalls; the impact of losing existing or future intellectual property lawsuits, or the Company’s patents or other intellectual property rights failing to protect adequately the Company’s products; and the Company’s ability to service its debt and secure additional financing. The Company Board also considered other risks and uncertainties discussed in the Company’s filings with the SEC.

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Results of Process Conducted. The Company Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and advisors, to solicit proposals for alternative transactions, the resulting discussions and negotiations, and the fact that none of these discussions or negotiations resulted in a proposal for a transaction more favorable than the transactions contemplated by the Purchase Agreement.

•	Type of Consideration. The Company Board considered the cash consideration to be paid to the Company’s shareholders, which will provide liquidity and certainty of value to shareholders.

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Negotiations with Stryker. The Company Board considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Stryker, including the increase in the Offer Price proposed by Stryker from the time of its initial indication of interest to the end of the negotiations. The Company Board determined that, based on the Company’s negotiations with Stryker, it had received Stryker’s best offer.

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Ability to Respond to Unsolicited Takeover Proposals and Terminate the Purchase Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Purchase Agreement that permit the Company, subject to the terms and conditions of the Purchase Agreement, to provide information to, and engage in negotiations with, a third party that makes an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Purchase Agreement, to enter into a transaction with a party that makes a superior proposal.

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Termination Fee Provisions. The Company Board considered the termination fee provisions of the Purchase Agreement, which require a termination fee of $150 million to be paid to Stryker in the event of certain terminations of the Purchase Agreement, and determined that they are reasonable under the circumstances and likely would not be a significant deterrent to a competing offer that might be superior to the Offer Consideration.

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Conditions to the Consummation of the Offer; Likelihood of Closing. The Company Board considered the conditions to the Offer reasonable and the consummation of the transactions contemplated by the Purchase Agreement probable. In particular, the Company Board considered that the consummation of the transactions is not subject to a financing condition and that Stryker agreed to take all actions necessary to obtain any consents, clearances or approvals under the HSR Act (as defined below) and under foreign competition laws (except that Stryker’s obligations to divest assets is limited to total ankle replacement assets and other assets that, individually or in the aggregate, generated less than $25 million of revenue in 2018).

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Opinion of Guggenheim Securities. The Company Board considered the financial presentation and the opinion, each dated as of November 3, 2019, of Guggenheim Securities to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Consideration to be received by the holders of Shares (excluding Stryker, Purchaser or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled “—Opinion of the Financial Advisor to the Company Board” below.

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Advice of J.P. Morgan. J.P. Morgan was retained by the Company Board to act as a financial advisor, and the Company Board considered J.P. Morgan’s advice regarding the desirability of effecting the transactions under the Purchase Agreement.

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Ability of Shareholders to Determine Whether to Tender. The Company Board considered the fact that the Offer is structured as a tender offer, so all shareholders may elect whether to tender their Shares. Furthermore, the Company Board considered that the Offer could be followed by a Post-Offer Reorganization consisting of, among other potential transactions, the Mergers or the Asset Sale, the Liquidation and the Second Step Distribution, in which case shareholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer, without interest and less applicable withholding taxes, or a Compulsory Acquisition, in which case shareholders who do not tender their Shares in the Offer will receive cash in an amount determined by the Dutch Court.

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Subsequent Offering Period. The Company Board considered the requirement that, except in the event that promptly following the Expiration Time Purchaser or Stryker publicly announces its intention to effectuate the Mergers, Purchaser commence a subsequent offering period (as it may be further extended under the terms of the Purchase Agreement) after the Acceptance Time, which it considered important because such subsequent offering period would allow non-tendering shareholders of the Company, who may be subject to different and potentially adverse tax treatment on the consideration received in respect of their Shares in connection with the Asset Sale, the Liquidation and the Second Step Distribution, if effectuated (as compared to the Offer), an additional opportunity to tender their Shares into the Offer and avoid any such adverse tax treatment.

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Post-Closing Reorganization. The Company Board considered the terms of the Post-Closing Reorganization, including that such transactions were necessary to effect Stryker’s proposal of a transaction for all of the equity of the Company, which Stryker indicated was necessary in order for Stryker and its affiliates to obtain the operational, commercial and financial benefits Stryker anticipated to receive as a result of the transaction. The Company Board considered the Post-Closing Reorganization desirable, because Stryker had indicated that it would not pursue an acquisition of the Company if it did not have the ability to acquire all of the outstanding Shares or the entire business of the Company and, in the event such transactions are implemented, the holders of the Shares would generally be offered or receive an amount equal to the Offer Consideration and would not be required to hold a potentially illiquid, minority stake in the Company.

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Other Stakeholder Considerations. The Company Board considered the opportunity for the Company’s employees in connection with the Offer and other transactions contemplated by the Purchase Agreement. The Company considered that the Purchase Agreement provides that for the period from Closing through the one year anniversary of Closing, Stryker will cause the Company or its subsidiaries to provide Current Employees with specified compensation and benefits. The Company Board also considered the treatment of equity awards in connection with the Offer.

The Company Board also considered Stryker’s leading position as a medical technology company and how the proposed combination of the Company and Stryker offers significant opportunities to advance innovation, improve outcomes and reach more patients, thereby benefitting the Company’s customers, suppliers and employees.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Purchase Agreement, including the following:

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Restrictions; Termination Fee. The Company Board considered the restrictions that the Purchase Agreement would impose on the Company actively soliciting competing bids, and the insistence of Stryker as a provision in the Purchase Agreement that the Company would be obligated to pay a termination fee of $150 million following certain terminations of the Purchase Agreement, and the potential effect of such termination fee in deterring other potential bidders from proposing alternative transactions.

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Failure to Close. The Company Board considered that Stryker and Purchaser’s obligations to consummate the Offer were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control, such as shareholders of the Company failing to tender a number of Shares equal to at least 95% (or to a percentage not less than 80% if elected by Purchaser or if resolutions are adopted by the Company’s shareholders at the EGM related to the EGM Matters (as defined below), including the Asset Sale Resolutions, the Merger Resolutions and the Demerger Resolutions) of all Shares then outstanding, failure to obtain antitrust approvals or a governmental authority issuing an injunction that would prohibit the transaction. The Company Board also considered the fact that, if the proposed transactions were not completed, the market’s perception of the Company’s continuing business could potentially result in an adverse impact on the Company’s business and the trading price of the Shares. The Company Board also considered the fact that, if the Offer was not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

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Pre-Closing Covenants. The Company Board considered that, under the terms of the Purchase Agreement, the Company agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Stryker. The Company Board further considered that these terms of the Purchase Agreement may limit the Company’s ability to pursue business opportunities that it might otherwise pursue.

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No Future Shareholder Participation in Future Earnings or Growth of the Company as an Independent Company. The Company Board considered the fact that, following the Closing, the Company will no longer operate as an independent public company, and former shareholders of the Company will not have the opportunity to participate in its future earnings growth and future profits as an independent company.

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Potential Conflicts of Interest. The Company Board considered the financial interests of certain of the directors of the Company Board, executive officers and financial advisors in the transactions contemplated by the Purchase Agreement, as described in this Schedule 14D-9, and considered whether a potential conflict of interest existed in relation to any of the directors of the Company Board, executive officers and financial advisors, concluding that this was not the case.

•

Tax Treatment. The Company Board considered that the receipt of the cash consideration by U.S. holders of Shares in the Offer and the Post-Offer Reorganization will be a taxable transaction for such holders for U.S. federal income tax purposes. The Company Board also considered the applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on the Company’s shareholders in respect of the Offer and the Post-Offer Reorganization. Please see Section 5—“Certain Material Tax Consequences” of the Offer to Purchase for a more detailed discussion of certain material U.S. federal income tax consequences and certain material Dutch tax consequences of the Offer and the Post-Offer Reorganization.

The Company Board believed that, overall, the potential benefits of the Purchase Agreement to the Company, its businesses and its shareholders, employees and other relevant stakeholders outweigh the risks, and that the Purchase Agreement was reasonably likely to represent the most attractive alternative for the Company, its businesses and its shareholders, employees and other relevant stakeholders of the Company. In analyzing the Purchase Agreement and the transactions contemplated thereby, the Company Board and the Company’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Purchase Agreement, including the Offer, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

(c)	Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially as of the Expiration Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)	Opinion of the Financial Advisor to the Company Board.

Overview

The Company Board retained Guggenheim Securities as its financial advisor in connection with the potential sale of the Company. In selecting Guggenheim Securities as its financial advisor, the Company Board considered, among other things, Guggenheim Securities’ existing relationship with the Company and that it is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in the medical device industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the November 3, 2019 meeting of the Company Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Company Board to the effect that, as of

November 3, 2019 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Consideration to be received by the holders of Shares (excluding Stryker, Purchaser or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) was fair, from a financial point of view, to such holders.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this Schedule 14D-9):

•	was provided to the Company Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Consideration;

•	did not constitute a recommendation to the Company Board with respect to the transactions contemplated by the Purchase Agreement;

•

does not constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer or how to vote or act in connection with the transactions contemplated by the Purchase Agreement or otherwise;

•

did not address the Company’s underlying business or financial decision to pursue or effect the transactions contemplated by the Purchase Agreement, the relative merits of the transactions contemplated by the Purchase Agreement as compared to any alternative business or financial strategies that might exist for the Company, the effects of any other transaction in which the Company might engage or the financing or funding of the transactions contemplated by the Purchase Agreement by Stryker and Purchaser;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Consideration to be received by the holders of Shares (excluding Stryker, Purchaser or any of their affiliates) pursuant to the Purchase Agreement (excluding any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (a) the transactions contemplated by the Purchase Agreement (including, without limitation, the form or structure of the Offer, any Post-Offer Reorganization or any other transaction contemplated by the Purchase Agreement or the implementation of any of the foregoing) or the Purchase Agreement or (b) any other agreement, transaction document or instrument contemplated by the Purchase Agreement or to be entered into or amended in connection with the transactions contemplated by the Purchase Agreement or (ii) the fairness, financial or otherwise, of the transactions contemplated by the Purchase Agreement to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of the Company;

•	expressed no view or opinion as to any aspects of the transactions contemplated by the Purchase Agreement or the Offer Consideration in accordance with or under applicable Dutch corporation law or securities regulations, including whether the Offer Consideration was the fair price within the meaning of Section 5:80a of the Dutch Financial Supervision Act; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s directors, officers or employees, or any class of such persons, in connection with the transactions contemplated by the Purchase Agreement relative to the Offer Consideration or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Purchase Agreement dated as of November 3, 2019;

•	reviewed certain publicly available business and financial information regarding the Company;

•

reviewed certain non-public business and financial information regarding the Company’s business and future prospects (including the Management Forecast (as defined below)), all as prepared and approved for Guggenheim Securities’ use by the Company’s senior management;

•

discussed with the Company’s senior management their strategic and financial rationale for the transactions contemplated by the Purchase Agreement as well as their views of the Company’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the medical device sector;

•	reviewed the historical prices, trading multiples and trading activity of the Shares;

•

compared the financial performance of the Company and the trading multiples and trading activity of the Shares with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating the Company;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the transactions contemplated by the Purchase Agreement;

•	performed a discounted cash flow analysis based on the Management Forecast; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Management Forecast, any other estimates and any other forward-looking information) provided by or discussed with the Company or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Management Forecast, any other estimates and any other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Management Forecast, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) relied upon the assurances of the Company’s senior management that they were unaware of any facts or circumstances that would make such information (including, without limitation, the Management Forecast, any other estimates and any other forward-looking information) incomplete, inaccurate or misleading.

•	Specifically, with respect to (i) the Management Forecast, any other estimates and any other forward-looking information provided by or discussed with the Company, (a) Guggenheim Securities was advised by the Company’s senior management, and Guggenheim Securities assumed, that the Management Forecast, such other estimates and such other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company and (b) Guggenheim Securities assumed that the Management Forecast, such other estimates and such other forward-looking information had been reviewed by the Company Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) any financial projections, any other estimates and/or any other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

During the course of its engagement, Guggenheim Securities was asked by the Company Board to solicit indications of interest from various third parties regarding a potential transaction with the Company, and Guggenheim Securities considered the results of such solicitation process in rendering its opinion.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company’s senior management and the Company’s other professional advisors with respect to such matters. Guggenheim Securities assumed that the transactions contemplated by the Purchase Agreement would have the tax consequences contemplated by the parties to the Purchase Agreement and that any changes to the tax consequences (including any tax basis step-up or other such changes) would not have a meaningful impact on its analyses and opinion. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the transactions contemplated by the Purchase Agreement to the Company or its securityholders (including with respect to any withholding taxes associated with the transactions contemplated by the Purchase Agreement, any tax basis step-up or other such changes to the tax attributes of the Company which may result from the transactions contemplated by the Purchase Agreement).

•	Guggenheim Securities further assumed that:

•

in all respects meaningful to its analyses, (i) the final executed Purchase Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) the Company, Stryker and Purchaser will comply with all terms and provisions of the Purchase Agreement, (iii) the representations and warranties of the Company, Stryker and Purchaser contained in the Purchase Agreement were true and correct and all conditions to the obligations of each party to the Purchase Agreement to consummate the transactions contemplated by the Purchase Agreement would be satisfied without any waiver, amendment or modification thereof and (iv) the execution versions of the exhibits to the Purchase Agreement (including the Asset Sale Agreement and the Merger Agreement) would not differ in any material respects from the exhibits attached to the Purchase Agreement;

•

the transactions contemplated by the Purchase Agreement will be consummated in a timely manner in accordance with the terms of the Purchase Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company, Stryker, Purchaser or the transactions contemplated by the Purchase Agreement in any way meaningful to Guggenheim Securities’ analyses or opinion; and

•

any Post-Offer Reorganization would not result in any changes to the Offer Consideration to be received by the holders of Shares or adversely impact the Company or Stryker, in each case in any way meaningful to Guggenheim Securities’ analyses or opinion.

•

Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the transactions contemplated by the Purchase Agreement.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Company Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Company Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of the Company, Stryker and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Consideration to be received by the holders of Shares (excluding Stryker, Purchaser or any of their affiliates) pursuant to the Purchase Agreement (excluding any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to the Company or Stryker, and none of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the transactions contemplated by the Purchase Agreement. However, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to the Company and Stryker based on Guggenheim Securities’ familiarity with the medical device industry.

•

In any event, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which the Company and Stryker were compared and the selected precedent merger and acquisition transactions to which the transactions contemplated by the Purchase Agreement was compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ various financial analyses:

•	CY: means calendar year.

•	EBITDA: means the relevant company’s operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

•

Enterprise value: represents the relevant company’s net equity value (as defined below) plus (i) the principal or face amount of total debt and (ii) the book value of any non-controlling/minority interests less (iii) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items and (iv) the book value of any non-consolidated investments.

•

Net equity value: represents the relevant company’s (i) gross equity value as calculated (a) based on outstanding common shares, restricted stock units and performance stock units (in each of the foregoing cases, as applicable) plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company’s stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

•	NTM: means next twelve months.

•	Unlevered free cash flow: means the relevant company’s after-tax unlevered operating cash flow minus capital expenditures and changes in working capital.

•	VWAP: means volume-weighted average share price over the indicated period of time.

Summary of Implied Transaction Financial Metrics

Based on the Offer Consideration of $30.75 per share in cash, Guggenheim Securities calculated various implied premiums and multiples related to the transactions contemplated by the Purchase Agreement as outlined in the table below:

Transaction-Implied Premiums and Transaction-Implied Multiples
Offer Consideration per Share			$30.75

		The Company’s Stock Price
Acquisition Premium/(Discount) Relative to the Company’s:
Unaffected Stock Price @ 10/31/19(1)		$20.80	48%
Unaffected VWAPs @ 10/31/19(1):
10-Day		20.84	48
30-Day		20.49	50
90-Day		21.06	46
52-Week High(2)		32.86	(6)
Enterprise Value / Revenue:
CY2020E	Management Forecast		5.2	x
	Wall Street Consensus Estimates		5.3
NTM @ 9/30/19	Management Forecast		5.3
	Wall Street Consensus Estimates		5.4
Enterprise Value / Adj. EBITDA(3):
CY2020E	Management Forecast		24.9	x
	Wall Street Consensus Estimates		26.4
NTM @ 9/30/19	Management Forecast		26.6
	Wall Street Consensus Estimates		27.9

(1)

Represents the last full trading day prior to a 5.8% increase on November 1, 2019 in the trading price of the Shares on Nasdaq, which coincided with a Bloomberg article suggesting the Company was contemplating a sale transaction.

(2)	Based on intraday stock trading prices.
(3)	Adj. EBITDA is not burdened by stock-based compensation.

Financial Analyses

Summary of the Company’s Financial Analyses

In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed various financial analyses, which are summarized in the table below and described in more detail elsewhere herein, including selected publicly traded companies analysis, selected precedent merger and acquisition transactions analysis and discounted cash flow analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical trading price range for Shares, Wall Street equity research analysts’ price targets for Shares and premiums paid in connection with the selected precedent merger and acquisition transactions listed below in the section entitled “Selected Precedent Merger and Acquisition Transactions Analysis.”

Summary of the Company’s Financial Analyses
Offer Consideration per Share	$30.75

	Reference Range for the Company’s Valuation
Financial Analyses	Low(1)	High(1)
Selected Publicly Traded Companies Analysis	$23.00	$34.00
Selected Precedent M&A Transactions Analysis
NTM Revenue	$26.75	$33.00
NTM EBITDA	22.25	31.00
Discounted Cash Flow Analysis	$22.25	$40.25	(2)
For Informational Reference Purposes
The Company’s 52-Week Low / High Stock Price(3)	$19.00	$32.75
Wall Street Equity Research Price Targets(4)	21.25	29.75
Precedent One-Day Stock Price Premiums(5)	27.00	31.25

(1)	Rounded to the nearest $0.25.
(2)	Includes approximately $1.00 per Share attributable to the estimated present value of the Company’s net operating loss carryforwards.
(3)	Based on intraday stock trading prices.
(4)	Wall Street 12-month stock price targets are discounted by one year using the Company’s estimated cost of equity midpoint.
(5)	Based on approximate 25th to 75th percentile of precedent premiums analysis, involving MedTech acquisitions with a transaction value greater than $700 million since 2016.

Selected Publicly Traded Companies Analysis

Guggenheim Securities reviewed and analyzed the Company’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis (i.e., medical device companies with market capitalizations of ~$700 million to $10 billion, 2019 to 2020 estimated growth of ~7% to 17% and gross margins greater than 60%). Guggenheim Securities calculated, among other things, various public market trading multiples for the Company and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Selected Publicly Traded Companies Analysis
	CY 2020E Trading Enterprise Value / Revenue
Publicly Traded Companies
AtriCure, Inc.	4.2	x
Avanos Medical, Inc.	2.8
BioTelemetry, Inc.	3.3
Cardiovascular Systems, Inc.	4.9
CryoLife, Inc.	3.6
Globus Medical, Inc.	5.6
Masimo Corporation	8.1
Nevro Corp.	6.8
Statistical Summary
Median	4.6	x
The Company
Management Forecast	3.7	x

In performing its selected publicly traded companies analysis with respect to the Company, Guggenheim Securities selected a trading enterprise value / revenue multiple range of 4.0x – 5.5x based on CY 2020E for purposes of evaluating the Company on a stand-alone public market trading basis.

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of $23.00 – $34.00 per share for purposes of evaluating the Shares on a stand-alone public market trading basis.

Selected Precedent Merger and Acquisition Transactions Analysis

Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions announced since January 1, 2016 involving a target company in the medical device sector with transaction values ranging from $700 million to $10 billion and forward revenue growth between 7.0% and 17.0% that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

Selected Precedent Merger and Acquisition (“M&A”) Transactions Analysis
			Enterprise Value / NTM Revenue		Enterprise Value / NTM EBITDA(1)
Date Announced	Acquiror	Target Company
Precedent M&A Transactions
8/30/2018	Stryker Corporation	K2M Group Holdings, Inc.	4.8x		NM
12/04/2017	TPG Capital	Exactech, Inc.	2.6		14.1x
8/07/2017	Fresenius Medical Care Holdings, Inc.	NxStage Medical, Inc.	4.7		38.2
2/14/2017	Hologic, Inc.	Cynosure, Inc.	2.9		15.5
2/13/2017	Allergan Plc	ZELTIQ Aesthetics, Inc.	5.7		46.3
12/2/2016	Teleflex Incorporated	Vascular Solutions, Inc.	5.4		21.6
6/27/2016	Medtronic plc	HeartWare International, Inc.	4.6		NM
6/07/2016	Zimmer Biomet Holdings, Inc.	LDR Holding Corporation	5.4		NM
2/01/2016	Stryker Corporation	Sage Products, LLC	5.7		19.0
Statistical Summary
Mean			4.6	x	25.8	x
Median			4.8		20.3

(1)	Excludes the burden of stock-based compensation.

In performing its selected precedent merger and acquisition transactions analysis with respect to the Company, Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating the Company on a change-of-control basis as follows: (i) transaction enterprise value / NTM revenue multiple range of 4.6x – 5.5x, which resulted in an overall reference range of $26.75 – $33.00 per share for purposes of evaluating the Shares on a change-of-control basis; and (ii) transaction enterprise value / NTM EBITDA multiple range of 20.0x – 26.0x, which resulted in an overall reference range of $22.25 – $31.00 per share for purposes of evaluating the Shares on a change-of-control basis.

Discounted Cash Flow Analysis

Guggenheim Securities performed a stand-alone discounted cash flow analysis of the Company based on projected after-tax unlevered free cash flows (after deducting stock-based compensation) for the Company and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to the Company:

•	Guggenheim Securities utilized the Management Forecast.

•

Guggenheim Securities used a discount rate range of 7.03% – 8.39% based on its estimate of the Company’s weighted average cost of capital (which was estimated based on Guggenheim Securities’ (i) investment banking and capital markets judgment and experience in valuing companies similar to the Company and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective global equity risk premium and the corresponding risk-free rate and (b) company-specific inputs such as the subject company’s forward-looking equity beta reference range, the subject company’s assumed forward-looking capital structure and the corresponding blended cost of debt, the subject company’s prospective marginal cash income tax rate and, as applicable, the appropriate size/liquidity premium for the subject company).

•

In estimating the Company’s terminal/continuing value for purposes of its discounted cash flow analysis, Guggenheim Securities used a perpetual growth rate range of 2.0%—3.0%. Guggenheim Securities selected such terminal/continuing value-related perpetual growth rates based on its professional judgment taking into account various considerations and factors, including among others (i) the nature of the Company’s businesses, including recent and expected trends in and competitive dynamics with respect to, and expected long-term growth prospects for, the industry and markets in which the Company operates, (ii) the Management Forecast and (iii) then-prevailing market expectations regarding global long-term economic growth and global long-term inflation. Guggenheim Securities applied a two-stage methodology to calculate the terminal value, which was discussed with the Company’s senior management. During the first stage of the terminal value, free cash flow growth decelerates linearly to the assumed perpetuity growth rate by 2029, and thereafter the perpetuity growth rate is applied.

Guggenheim Securities’ discounted cash flow analysis resulted in an implied equity value range of $22.25—$40.25 per share, including, at the high end of the range, approximately $1.00 per share attributable to the estimated present value, as of November 1, 2019, of the Company’s net operating loss carryforwards as of December 31, 2018, for purposes of evaluating the Shares on a stand-alone intrinsic-value basis.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

The Company’s 52-Week Intraday High and Low Stock Prices. Guggenheim Securities reviewed the trading price of the Shares over the 52-week period ending on October 31, 2019 (the last full trading day prior to a 5.8% increase on November 1, 2019 in the trading price of the Shares on Nasdaq, which coincided with a Bloomberg article suggesting the Company was contemplating a sale of the company). Among other things, Guggenheim Securities noted that the range of such 52-week intraday high and low trading prices was $19.04 –$32.86.

The Company’s Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for the Company as published prior to October 31, 2019 (the last full trading day prior to a 5.8% increase on November 1, 2019 in the trading price of the Shares on Nasdaq, which coincided with a Bloomberg article suggesting the Company was contemplating a sale transaction). Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for the Shares were $21.25 – $29.75 per share on a present value basis using an illustrative discount rate of 7.7% (which reflected Guggenheim Securities’ estimate of the midpoint of the Company’s cost of equity).

Precedent One-Day Stock Price Premiums. Guggenheim Securities reviewed the one-day stock price premiums in selected transactions announced since 2016 involving targets in the medical device sector with transaction values in excess of $700 million. Based on, among other things, an approximate 25th and 75th percentile of the precedent one-day stock price premiums analysis, Guggenheim Securities noted that the range of such one-day stock price premiums was 30 – 50%, implying share prices of $27.00—$31.25 based on the closing share price of the Shares of $20.80 per share on October 31, 2019.

The Company’s Illustrative Theoretical Future Stock Price. Guggenheim Securities reviewed implied illustrative ranges of theoretical future values per share at January 1 in each year from 2020 through 2023 of the Shares on a stand-alone basis utilizing projected revenues from the Management Forecast. Among other things, Guggenheim Securities noted that for the Shares on a stand-alone basis, the theoretical future values per share at January 1 in each year from 2020 through 2023 were approximately (i) $21.58, $25.05, $29.77 and $34.79, respectively, based on the Company’s current NTM revenue multiple of 3.8x, and (ii) $26.80, $30.73, $35.46 and $41.06, respectively, based on an illustrative upside NTM revenue multiple of 4.5x. Guggenheim Securities also noted that the corresponding present values of the above theoretical future values per Share, using an illustrative discount rate of 7.7% (which reflected Guggenheim Securities’ estimate of the midpoint of the Company’s cost of equity), were (i) $21.58, $23.26, $25.65 and $27.84, based on the Company’s current NTM revenue multiple of 3.8x, and (ii) $26.80, $28.53, $30.56 and $32.85, based on an upside illustrative NTM revenue multiple of 4.5x.

Other Considerations

Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the transactions contemplated by the Purchase Agreement were determined through negotiations between the Company and Stryker and were approved by the Company Board. The Company’s decision to enter into the Purchase Agreement was solely that of the Company Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Company Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Company Board with respect to the fairness, from a financial point of view and as of the date of Guggenheim Securities’ opinion, of the Offer Consideration to be received by the holders of Shares (excluding Stryker, Purchaser or any of their affiliates) pursuant to the Purchase Agreement (excluding any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration).

Aside from its current engagement by the Company, during the two years prior to the rendering of its opinion, Guggenheim Securities has not previously been engaged by (i) the Company to provide financial advisory or other investment banking services for which Guggenheim Securities received compensation (ii) Stryker to provide financial advisory or other investment banking services for which Guggenheim Securities has received compensation, except in connection with Stryker’s acquisition of Entellus Medical, Inc. in February 2018, for which services Guggenheim Securities received customary fees of less than $10 million. Guggenheim Securities may seek to provide the Company and Stryker and their respective affiliates with financial advisory and investment banking services unrelated to the transactions contemplated by the Purchase Agreement in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, Stryker, Purchaser, other participants in the transactions contemplated by the Purchase Agreement and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Stryker, Purchaser, other participants in the transactions contemplated by the Purchase Agreement and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and Guggenheim Securities’ or their respective directors, officers, employees, consultants and agents may have investments in the Company, Stryker, Purchaser, other participants in the transactions contemplated by the Purchase Agreement and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Stryker, other participants in the transactions contemplated by the Purchase Agreement and their respective affiliates and the transactions contemplated by the Purchase Agreement that differ from the views of Guggenheim Securities’ investment banking personnel.

For a description of the terms of Guggenheim Securities’ engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company’s Retention of Guggenheim Securities

Pursuant to the terms of Guggenheim Securities’ engagement, the Company has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the transactions contemplated by the Purchase Agreement) upon consummation of the transactions contemplated by the Purchase Agreement, which cash transaction fee currently is estimated to be $37.6 million. The Company has previously paid Guggenheim Securities a cash milestone fee of $1.0 million that became payable upon the rendering of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

The Company’s Retention of J.P. Morgan

In connection with J.P. Morgan’s services as the Company’s financial advisor, the Company has agreed to pay J.P. Morgan a transaction fee (based on a percentage of the aggregate value associated with the proposed transaction) upon consummation of the transactions contemplated by the Purchase Agreement, which is currently estimated to be approximately $16.1 million, none of which will become payable prior to the closing of the Offer. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses, including fees and expenses of counsel, and to indemnify J.P. Morgan and related parties against liabilities, including liabilities under federal securities laws, arising from J.P. Morgan’s engagement.

General Statement

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to, as applicable, the Offer, the matters to be voted on at the EGM, the transactions contemplated by the Purchase Agreement or any related matters.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below and other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company:

Name of Person	Transaction Date	Number of Shares	Exercise/ Sale Price Per Share	Nature of Transaction
James A. Lightman	November 15, 2019	33,504	$15.75	Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	566	$17.70	Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	7,444	$20.75	Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	1,999	$22.55	Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	11,099	$23.93	Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	9,086	$29.06	Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	78,785	$20.62	Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	28,944	$21.24	Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	10,157	$27.86	Exercise of vested stock option through plan administrator for tax planning purposes

Name of Person	Transaction Date	Number of Shares	Exercise/ Sale Price Per Share		Nature of Transaction

James A. Lightman	November 15, 2019	7,284	$24.49		Exercise of vested stock option through plan administrator for tax planning purposes

James A. Lightman	November 15, 2019	188,868	$29.4518	(1)	Sale of shares underlying exercised stock options for tax planning purposes

Julie D. Dewey	November 18, 2019	16,341	$17.79		Exercise of vested stock option through plan administrator for tax planning purposes

Julie D. Dewey	November 18, 2019	987	$17.70		Exercise of vested stock option through plan administrator for tax planning purposes

Julie D. Dewey	November 18, 2019	7,324	$20.75		Exercise of vested stock option through plan administrator for tax planning purposes

Julie D. Dewey	November 18, 2019	1,776	$22.55		Exercise of vested stock option through plan administrator for tax planning purposes

Julie D. Dewey	November 18, 2019	8,232	$23.93		Exercise of vested stock option through plan administrator for tax planning purposes

Julie D. Dewey	November 18, 2019	54,437	$20.62		Exercise of vested stock option through plan administrator for tax planning purposes

Julie D. Dewey	November 18, 2019	19,997	$21.24		Exercise of vested stock option through plan administrator for tax planning purposes

Julie D. Dewey	November 18, 2019	6,983	$27.86		Exercise of vested stock option through plan administrator for tax planning purposes

Julie D. Dewey	November 18, 2019	3,892	$24.49		Exercise of vested stock option through plan administrator for tax planning purposes

Name of Person	Transaction Date	Number of Shares	Exercise/ Sale Price Per Share		Nature of Transaction

Julie D. Dewey	November 18, 2019	119,969	$29.4938	(1)	Sale of shares underlying exercised stock options for tax planning purposes

Lance A. Berry	November 19, 2019	9,635	$17.82		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 19, 2019	12,528	$15.04		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 19, 2019	1,924	$17.70		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 19, 2019	19,557	$20.75		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 19, 2019	30,602	$23.93		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 19, 2019	88,654	$20.62		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 19, 2019	162,900	$29.5617	(1)	Sale of shares underlying exercised stock options for tax planning purposes

Lance A. Berry	November 20, 2019	28,845	$20.62		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 20, 2019	50,605	$21.24		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 20, 2019	18,122	$27.86		Exercise of vested stock option through plan administrator for tax planning purposes

Name of Person	Transaction Date	Number of Shares	Exercise/ Sale Price Per Share		Nature of Transaction

Lance A. Berry	November 20, 2019	11,364	$24.49		Exercise of vested stock option through plan administrator for tax planning purposes

Lance A. Berry	November 20, 2019	108,936	$29.5025	(1)	Sale of shares underlying exercised stock options for tax planning purposes

Kevin D. Cordell	November 21, 2019	67,142	$20.62		Exercise of vested stock option through plan administrator for tax planning purposes

Kevin D. Cordell	November 21, 2019	48,707	$21.24		Exercise of vested stock option through plan administrator for tax planning purposes

Kevin D. Cordell	November 21, 2019	16,585	$27.86		Exercise of vested stock option through plan administrator for tax planning purposes

Kevin D. Cordell	November 21, 2019	9,066	$24.49		Exercise of vested stock option through plan administrator for tax planning purposes

Kevin D. Cordell	November 21, 2019	141,500	$29.5012	(1)	Sale of shares underlying exercised stock options for tax planning purposes

Tim Lanier	November 21, 2019	36,723	$21.24		Exercise of vested stock option through plan administrator for tax planning purposes

Tim Lanier	November 21, 2019	6,523	$27.86		Exercise of vested stock option through plan administrator for tax planning purposes

Tim Lanier	November 21, 2019	3,671	$24.49		Exercise of vested stock option through plan administrator for tax planning purposes

Tim Lanier	November 21, 2019	46,917	$29.4946	(1)	Sale of shares underlying exercised stock options for tax planning purposes

Name of Person	Transaction Date	Number of Shares	Exercise/ Sale Price Per Share		Nature of Transaction

Robert Palmisano	November 26, 2019	145,000	$15.55		Exercise of vested stock option through plan administrator for tax planning purposes

Steven P. Wallace	December 5, 2019	7,634	$26.81		Exercise of vested stock option through plan administrator for tax planning purposes

Steven P. Wallace	December 5, 2019	5,412	$27.86		Exercise of vested stock option through plan administrator for tax planning purposes

Steven P. Wallace	December 5, 2019	4,176	$24.49		Exercise of vested stock option through plan administrator for tax planning purposes

Steven P. Wallace	December 5, 2019	17,222	$29.6001	(1)	Sale of shares underlying exercised stock options for tax planning purposes

(1)	Represents a weighted average sale price.

Item 7.	Purposes of the Transactions and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers as reflected in the 2019 Proxy Statement (“NEOs”) that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on December 11, 2019 and that the NEO’s employment was terminated by the Company without cause or the NEO resigned for good reason (as such terms are defined in the NEO’s employment or separation pay agreement, as applicable) on the same day. The calculations in the table below include amounts the NEOs would receive as payment for cancellation of unvested RSUs, PSUs and Stock Options. The calculation in this table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of the Company’s salaried employees.

Name	Cash ($)(1)	Equity($)(2)	Perquisites/benefits ($)(3)	Total ($)
Robert J. Palmisano	7,102,588	16,188,278.63	62,183	23,353,050
Lance A. Berry	2,167,586	4,200,658.77	114,088	6,482,333
Peter S. Cooke	208,543	1,507,023.46	115,402	1,830,968
Kevin D. Cordell	2,091,747	3,533,128.35	115,402	5,740,277
Andrew C. Morton	1,444,603	1,593,336.66	111378	3,149,318

(1)

The amounts listed in this column represent the amounts payable to the executive officer pursuant to his employment or severance agreement, as applicable, as described above in Item 3 under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment and Severance Agreements.” The cash payments payable pursuant to these agreements are double-trigger benefits in that they will be paid only if the executive officer experiences a termination of employment without cause or resigns for good reason in connection with or within 12 months following the Closing and only if the executive executes a release of claims, provided that, for Mr. Palmisano, the relevant time period is within 24 months following the Closing. These amounts include, for Mr. Palmisano, three times the sum of his current annual base salary plus annual target incentive bonus for the fiscal year in which his termination occurs, and his annual target incentive bonus for the year of termination, and in the case of the other executives, two times the sum of the executive’s annual base salary plus annual target incentive bonus, and pro rata target bonus for the fiscal year of termination, less any payments thereof already made during such fiscal year. Such amounts are also subject to a clawback of 90% (30% in the case of Mr. Palmisano) of the payments and benefits previously paid (together with interest at the lesser of 10% or the maximum non-usurious rate permitted by law) if the executive breaches the terms of their confidentiality, non-competition, non-solicitation, and intellectual property rights agreement with the Company or the release. Mr. Palmisano’s payments are payable as a lump sum on the 60th day following his termination date, and with respect to the other executives, half of the of the total severance amount will be payable at or within a reasonable time after the date of termination of the executive’s employment and half paid in six equal monthly installments starting six months after the date of termination of the executive’s employment, with the final installment of all remaining amounts to be paid on or before March 15th of the calendar year following the year in which the date of termination occurs. Notwithstanding the foregoing, Mr. Cooke is not entitled to any cash severance payments, but is entitled to certain other cash severance benefits as described above in Item 3 under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment and Severance Agreements.” The listed amounts are calculated based on an assumed employment termination date of December 11, 2019.

(2)

The amounts listed in this column include the aggregate dollar value of the unvested Stock Options, PSUs and RSUs held by the executives as of December 11, 2019, all of which will vest in full immediately prior to the Acceptance Time and be cancelled at the Acceptance Time, as described above in Item 3 under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Stock Options, Restricted Stock Units and Performance Share Units In Connection with the Offer, Purchase Agreement and Related Transactions.” These payments are single-trigger benefits in that they are not conditioned upon the executive’s termination or resignation. The value of the unvested Stock Options is the difference between the Offer Price Consideration ($30.75 per Share) and the applicable exercise price of the Stock Option, multiplied by the number of unvested Stock Options. The value of unvested RSUs is the Offer Consideration ($30.75 per Share) multiplied by the number of unvested RSUs. The value of unvested PSUs is the Offer Consideration ($30.75 per Share) multiplied by the number of unvested PSUs (assuming achievement at maximum performance levels). For more information, see the table below.

Name	Value of Unvested Stock Options ($)	Value of Unvested RSUs ($)	Value of Unvested PSUs at Maximum Performance ($)
Robert J. Palmisano	1,747,648.13	4,535,440.50	9,905,190.00
Lance A. Berry	443,654.52	1,179,354.75	2,577,649.50
Peter S. Cooke	165,831.46	422,628.00	918,564.00
Kevin D. Cordell	377,655.60	998,298.75	2,157,174.00
Andrew C. Morton	479,141.16	720,534.00	393,661.50

(3)

The amounts listed in this column represent the amounts payable to the executive pursuant to his employment or severance pay agreement, as applicable, as described above in Item 3 under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment and Severance Agreements.” The cash payments payable pursuant to these agreements are double-trigger benefits in that they will be paid only if the executive experiences a termination of employment without “Cause” or “Good Reason” (as such terms are defined in the NEO’s employment or separation pay agreement, as applicable) in connection with or within 12 months following the Closing. These amounts represent, for Mr. Palmisano, up to 12 months of continued Company-paid COBRA continuation coverage, 12 months of outplacement assistance and financial planning services, and an annual physical examination, and for all other executives, up to 18 months of continued Company-paid COBRA continuation coverage, two years of outplacement assistance and financial planning services, continued insurance coverage equal to twice the executive’s annual supplemental insurance premium benefit provided to him or her prior to termination and an annual physical examination. The amounts were determined based on assumptions used for financial reporting purposes under generally accepted accounting principles as applied in the United States (“GAAP”).

(b)	Appraisal Rights.

Company shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer.

In the event that the Compulsory Acquisition is permissible under applicable law and implemented, the Dutch Court will determine in its sole discretion the price to be paid for the non-tendered Shares, which price may be greater than, equal to or less than the Offer Consideration. Such price will be increased by Dutch Statutory Interest accrued at the rate applicable in the Netherlands (currently 2% per annum). The non-tendering Company shareholders do not have the right to commence a Compulsory Acquisition proceeding to oblige Stryker or Purchaser to buy their Shares.

In the event the Merger Resolutions are adopted at the EGM or any subsequent EGM, any Company shareholder that votes against the Merger Resolutions may exercise its withdrawal right under Dutch law in connection with the First-Step Merger (the “Merger Withdrawal Right”) by filing a request for compensation in accordance with Section 2:333h of the DCC within one (1) month after the date of the EGM or subsequent EGM at which the Merger Resolutions were adopted. If the Mergers are then implemented, such compensation would be paid in cash in connection with the consummation of the First-Step Merger. The Merger Resolutions include certain amendments to the Company’s articles of association that fix the cash compensation payable to any such Company shareholders exercising the Merger Withdrawal Right at an amount per Share equal to the Offer Consideration.

(c)	Regulatory Approvals and Other Approvals.

Antitrust in the United States

Under the provisions of the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”) and are applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Stryker of its Notification and Report Form with respect to the Offer, unless Stryker receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Stryker’s substantial compliance with that request, or such other days as may be agreed upon by the parties. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Stryker’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Stryker or the divestiture of substantial assets of the Company or its subsidiaries or Stryker or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Foreign Regulatory Filings

The Company and Stryker conduct business in a number of foreign countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. The parties have agreed that it is a condition of the Offer that the transactions contemplated by the Purchase Agreement have been cleared under the applicable laws of Austria, Colombia, Germany, Saudi Arabia and the United Kingdom.

Austria

The purchase of Shares pursuant to the Offer is subject to review by the Austrian Federal Competition Authority (the “FCA”). Pursuant to the Austrian Cartel Act 2005, as amended, notification to the FCA of the Offer is required and the Offer may not be consummated before the expiration of a four-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five additional months.

Colombia

In connection with the Offer, Stryker and Purchaser jointly will notify the Superintendence of Industry and Commerce (the “SIC”) of Colombia. Pursuant to Colombian law, a notice-only Short Form Filing imposes a 10 working day period to review whether a filing is required. If a full filing is required, the SIC must indicate whether it objects to the Offer within 30 business days following the receipt of a complete filing referred to in the preceding sentence (Phase I). If the SIC does not object to the Offer within the 30 business day term (excluding the days during which such term has been suspended pursuant to a request by the SIC for additional information), the Offer shall be deemed to be approved. The receipt of approval from the SIC or the expiration of the 30 business day period is a condition to the Offer. If the SIC is unable to clear the transaction in Phase I, it will request additional information from the parties and open a Phase II investigation. The Phase II review period is 3 months from the date of receipt of all additional information.

Germany

The purchase of Shares pursuant to the Offer is subject to the German Act against Restraints of Competition, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month review period, unless the FCO notifies Stryker within the one-month review period after the date of filing of the initiation of an in-depth investigation. The review period will expire one month after submission of the complete notification. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the review period as so extended.

Saudi Arabia

In connection with the Offer, Stryker and Purchaser will make a filing with the General Authority for Competition for the Kingdom of Saudi Arabia. The Saudi Arabian General Authority for Competition (the “Authority”) has 90 days to review the notification. The acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the Authority, either by written approval or by expiration of the review period of 90 days.

United Kingdom

In connection with the Offer, Stryker and Purchaser will submit a filing with the Competition and Markets Authority of the United Kingdom (the “CMA”). The CMA has 40 working days from receipt of a complete merger notice to decide whether to refer the acquisition for an in-depth investigation. During this time, the 40 working day review period can be extended if further information requests are issued to the parties. If the CMA decides to refer the acquisition for an in-depth investigation, the review period can be extended for up to 32 weeks if no remedies are required and for up to 50 weeks if remedies require approval and implementation.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act and the German, Colombian, Austrian, Saudi Arabian and United Kingdom antitrust laws, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Stryker’s or Purchaser’s acquisition or ownership of the Shares.

Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization

Under the Purchase Agreement, the Company is required to hold the EGM at which shareholders will be requested to vote on, among other matters set forth in the Purchase Agreement filed as Exhibit (e)(1) hereto, resolutions related to the Post-Offer Reorganization (collectively, the “EGM Matters”). The EGM will be held on the date to be specified in the Company’s definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9 (the “EGM Proxy Statement”). This Schedule 14D-9 does not constitute a solicitation of proxies, and the Company is not soliciting proxies in connection with the Offer. Company shareholders who hold Shares on the record date, which date will be specified in the EGM Proxy Statement, are entitled to attend the EGM, vote on the EGM Matters and receive the EGM Proxy Statement.

(d)	Certain Company Management Projections.

The Company does not, as a matter of course, publicly disclose long-term projections about its future financial performance due to, among other reasons, the unpredictability of the underlying assumptions and estimates, although the Company has in the past provided investors with qualitative financial guidance, which it has updated from time to time during the relevant year. However, in connection with the Company Board’s evaluation of a potential transaction with Stryker and other potential strategic alternatives, the Company’s management provided the Company Board with certain non-public, unaudited and prospective financial information for the calendar years 2019 through 2024 (the “Management Forecast”). The Company’s management also provided the Management Forecast to Guggenheim Securities in connection with the rendering of its fairness opinion to the Company Board and in performing the related financial analyses. The Company’s management also provided the Management Forecast to Stryker prior to signing the Purchase Agreement in connection with Stryker’s due diligence on the Company.

The Management Forecast was prepared solely for internal use of the Company, the Company Board and its advisors, and is subjective in many respects. It was not prepared with a view to public disclosure and is included in this Schedule 14D-9 only because such information was made available as described above. The Management Forecast was not prepared with a view to compliance with GAAP, the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, KPMG LLP, our independent auditor, has not examined, reviewed, compiled or otherwise applied procedures to, the Management Forecast and, accordingly, assumes no responsibility for, and expresses no opinion on, the Management Forecast. The Management Forecast included in this Schedule 14D-9 has been prepared by, and is the responsibility of, the Company’s management.

Although a summary of the Management Forecast is presented with numerical specificity, it reflects numerous assumptions and estimates as to future events made by the Company’s management, including about regulatory approvals, launch timing, pricing, market growth, market share, competition and other relevant factors. The Company’s management believed the assumptions and estimates were reasonable at the time the Management Forecast was prepared, taking into account the relevant information available to the Company’s management at the time. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. Important factors that may affect actual results and cause the Management Forecast not to be achieved include, but are not limited to, general economic conditions, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures and changes in tax laws. For additional information on reasons that may cause the Company’s future results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 52.

In addition, the Management Forecast, which is a forward-looking statement, does not take into account any circumstances or events occurring after the date that they were prepared and does not account for the consummation of the transactions contemplated by the Purchase Agreement. As a result, there can be no assurance that the Management Forecast will be realized, and actual results may be materially better or worse than those contained in the Management Forecast. The inclusion of this information should not be regarded as an indication that the Company Board, the Company, Guggenheim Securities, Stryker or any other recipient of this information considered, or now considers, the Management Forecast to be material information of the Company or predictive of actual future results. Nor should it be construed as financial guidance, and it should not be relied upon as such. The summary of the Management Forecast is not included in this Schedule 14D-9 as an offer to purchase or a solicitation of an offer to sell Shares or to induce any shareholder to vote in favor of any proposal to be voted on at the EGM, or to influence any shareholder to make any investment decision with respect to the transactions contemplated by the Purchase Agreement.

The Management Forecast should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in its public filings with the SEC.

Except to the extent required by applicable federal securities laws, the Company does not intend, and expressly disclaims any responsibility, to update or otherwise revise the Management Forecast to reflect circumstances existing after the date when the Company prepared the Management Forecast or to reflect the occurrence of future events or changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Management Forecast, shareholders are cautioned not to rely on the Management Forecast included in this Schedule 14D-9.

Certain of the measures included in the Management Forecast may be considered non-GAAP financial measures, as noted below. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

The following table reflects selected measures from the Management Forecast prepared by the Company’s management and, at the Company’s direction, used by Guggenheim Securities in connection with the rendering of its fairness opinion to the Company Board and in performing the related financial analyses summarized under “—Opinion of the Financial Advisor to the Company Board.”

Calendar Year Ending December 31 (dollars in millions)
	2019E	2020E	2021E	2022E	2023E	2024E
Revenues	$930	$1,039	$1,171	$1,319	$1,484	$1,652
Gross Profit(1)	$742	$839	$950	$1,059	$1,193	$1,329
Adj. EBITDA(2)	$160	$216	$279	$333	$405	$467
Stock-Based Compensation	($33)	($35)	($37)	($39)	($42)	($44)
Depreciation	($63)	($68)	($73)	($73)	($72)	($71)
Amortization(3)	($32)	($32)	($32)	($32)	($32)	($32)
Operating Income(4)	$32	$81	$137	$189	$260	$321
Capital Expenditures	$90	$70	$81	$78	$74	$70
(Increase)/Decrease in Net Working Capital & Other(5)	($20)	($48)	($45)	($45)	($53)	($53)
Unlevered Free Cash Flow(6)	$3	$36	$74	$117	$164	$211
Non-Operating Cash Flows(7)	($81)	($37)	($27)	($6)	($11)	($6)

(1)	Gross profit reflects revenues less cost of sales, which includes, among other items, royalties and excess and obsolete inventory.
(2)

Adjusted EBITDA excludes stock-based compensation expense. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income as a measure of operating performance or cash flow or as a measure of liquidity.

(3)	$8mm of amortization expense per year is tax-deductible.
(4)	Operating income reflects gross profit less operating expenses.
(5)

Net Working Capital & Other reflects accounts receivable, inventory, accounts payable and other working capital items. (Increase)/Decrease in Net Working Capital & Other is a non-GAAP financial measure and should not be considered as an alternative to financial measures prepared in accordance with GAAP as a measure of operating performance or as a measure of liquidity.

(6)

Unlevered free cash flow excludes non-operating cash flows, as described below, and reflects a 25.7% tax rate. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to financial measures prepared in accordance with GAAP as a measure of operating performance or as a measure of liquidity.

(7)

Non-operating cash flow includes the cash impact of integration costs related to Cartiva, Inc., remaining milestones to IMASCAP SAS and estimated legal and settlement payments through 2024. Non-operating cash flows is a non-GAAP financial measure and should not be considered as an alternative to financial measures prepared in accordance with GAAP as a measure of operating performance or as a measure of liquidity.

(e) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 30, 2018 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2019, June 30, 2019 and September 29, 2019, each of which has been filed with the SEC.

(f) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; filings and approvals relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction considering the various closing conditions; forecasts, including revenue and cost projections; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and other proposed transactions; uncertainties as to how many of the Company’s shareholders will tender their shares in the offer or approve the resolutions to be solicited at the EGM; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement; the effects of the proposed transaction (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the proposed transaction will divert management’s attention from the Company’s ongoing business operations; changes in the Company’s businesses during the period between now and the closing; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the EGM Proxy Statement and other documents to be filed by the Company. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation to update any forward-looking statements. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2019 (incorporated by reference to Exhibit (A)(1)(A) to the Schedule TO of Stryker B.V., filed by Stryker Corporation, Stryker Delaware, Inc. and Stryker B.V. with the Securities and Exchange Commission on December 13, 2019 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (A)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (A)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (A)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (A)(1)(E) to the Schedule TO).

(a)(5)(A)	Opinion, November 3, 2019, of Guggenheim Securities, LLC to the Board of Directors of Wright Medical Group N.V. (incorporated herein by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(B)	Press release issued by Wright Medical Group N.V. on November 4, 2019 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(C)	Email to Wright Medical Group N.V. Employees from Robert Palmisano, President & Chief Executive Officer of Wright Medical Group N.V., dated November 4, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(D)	Investor Presentation of Wright Medical Group N.V., dated November 4, 2019 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(E)	Employee Town Hall Presentation of Wright Medical Group N.V., dated November 4, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(F)	Letter to Customers of Wright Medical Group N.V., dated November 4, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(G)	Letter to Suppliers of Wright Medical Group N.V., dated November 4, 2019 (incorporated herein by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(H)	Letter to International Distributors of Wright Medical Group N.V., dated November 4, 2019 (incorporated herein by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(I)	Letter to Sales Team Members of Wright Medical Group N.V., dated November 4, 2019 (incorporated herein by reference to Exhibit 99.8 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

Exhibit No.	Description

(a)(5)(J)	Frequently Asked Questions (“FAQs”) for Employees of Wright Medical Group N.V., dated November 4, 2019 (incorporated herein by reference to Exhibit 99.9 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(K)	Press release issued by Stryker Corporation, dated November 4, 2019 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Stryker Corporation with the Securities and Exchange Commission on November 4, 2019).

(a)(5)(L)	Transcript of presentation by Wright Medical Group N.V. and Stryker Corporation management to Wright Medical Group N.V. employees held on November 6, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Wright Medical Group N.V. with the Securities and Exchange Commission on November 18, 2019).

(e)(1)	Purchase Agreement, dated November 4, 2019, among Wright Medical Group N.V., Stryker Corporation and Stryker B.V. (incorporated by reference to Exhibit 2.1 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2019).

(e)(2)	Excerpts from Wright Medical Group N.V.’s Definitive Proxy Statement on Schedule 14A related to the 2019 Annual General Meeting of Shareholders as filed with the Securities and Exchange Commission on May 17, 2019.

(e)(3)	Confidentiality Agreement, dated September 22, 2019, between Wright Medical Group N.V. and Stryker Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Employment Agreement effective as of October 1, 2015 between Wright Medical Group, Inc. and Robert J. Palmisano (incorporated by reference to Exhibit 10.11 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(5)	Separation Pay Agreement effective as of October 1, 2015 between Wright Medical Group, Inc. and Lance A. Berry (incorporated by reference to Exhibit 10.20 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(6)	Separation Pay Agreement effective as of October 1, 2015 between Wright Medical Group, Inc. and Kevin D. Cordell (incorporated by reference to Exhibit 10.32 to Wright Medical Group N.V.’s Annual Report on Form 10-K for the fiscal year ended December 25, 2016).

(e)(7)	Separation Pay Agreement effective as of October 1, 2015 between Wright Medical Group, Inc. and Peter S. Cooke (incorporated by reference to Exhibit 10.36 to Wright Medical Group N.V.’s Annual Report on Form 10-K for the fiscal year ended December 25, 2016).

(e)(8)	Separation Pay Agreement effective as of October 1, 2015 between Wright Medical Group, Inc. and James A. Lightman (incorporated by reference to Exhibit 10.43 to Wright Medical Group N.V.’s Annual Report on Form 10-K for the fiscal year ended December 27, 2015).

(e)(9)	Separation Pay Agreement effective as of August 14, 2017 between Wright Medical Group, Inc. and Jason D. Asper (incorporated by reference to Exhibit 10.45 to Wright Medical Group N.V.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017).

(e)(10)	Separation Pay Agreement effective as of March 26, 2018 between Wright Medical Group, Inc. and Andrew C. Morton (incorporated by reference to Exhibit 10.53 to Wright Medical Group N.V.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2018).

Exhibit No.	Description

(e)(11)	Wright Medical Group N.V. Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(12)	Wright Medical Group N.V. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2016).

(e)(13)	Wright Medical Group N.V. 2017 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2017).

(e)(14)	Form of Option Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Stock Options Granted to Executive Officers (incorporated by reference to Exhibit 10.2 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

(e)(15)	Form of Restricted Stock Unit Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Restricted Stock Units Granted to Executive Officers (incorporated by reference to Exhibit (incorporated by reference to Exhibit 10.3 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

(e)(16)	Form of Restricted Stock Unit Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Restricted Stock Units Granted to New Executive Officers (incorporated by reference to Exhibit 10.4 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

(e)(17)	Form of Performance Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Performance Awards Granted to Executive Officers (incorporated by reference to Exhibit 10.5 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

(e)(18)	Form of Option Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Stock Options Granted to Robert J. Palmisano (incorporated by reference to Exhibit 10.6 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

(e)(19)	Form of Restricted Stock Unit Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Restricted Stock Units Granted to Robert J. Palmisano (incorporated by reference to Exhibit 10.7 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

(e)(20)	Form of Performance Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Performance Awards Granted to Robert J. Palmisano (incorporated by reference to Exhibit 10.8 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

(e)(21)	Form of Option Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Stock Options Granted to Non-Executive Directors (incorporated by reference to Exhibit 10.9 to Wright Medical Group N.V.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2018).

(e)(22)	Form of Restricted Stock Unit Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Restricted Stock Units Granted to Non-Executive Directors (incorporated by reference to Exhibit 10.10 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

Exhibit No.	Description

(e)(23)	Form of Restricted Stock Unit Award Agreement under the Wright Medical Group N.V. 2017 Equity and Incentive Plan Representing Restricted Stock Units Granted to Non-Executive Directors in Lieu of Cash Retainers (incorporated by reference to Exhibit 10.11 to Wright Medical Group N.V.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2017).

(e)(24)	Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan (incorporated by reference to Exhibit 10.2 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2015).

(e)(25)	Form of Option Certificate under the Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan Representing Stock Options Granted to Executive Officers (incorporated by reference to Exhibit 10.2 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(26)	Form of Stock Grant Certificate (in the Form of a Restricted Stock Unit) under the Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan Representing Restricted Stock Units Granted to Executive Officers (incorporated by reference to Exhibit 10.3 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(27)	Form of Stock Grant Certificate (in the Form of a Restricted Stock Unit) under the Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan Representing Restricted Stock Units Granted to New Executive Officers (incorporated by reference to Exhibit 10.4 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(28)	Form of Option Certificate under the Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan Representing Stock Options Granted to Robert J. Palmisano (incorporated by reference to Exhibit 10.5 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(29)	Form of Stock Grant Certificate (in the Form of a Restricted Stock Unit) under the Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan Representing Restricted Stock Units Granted to Robert J. Palmisano (incorporated by reference to Exhibit 10.6 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(30)	Form of Option Certificate under the Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan Representing Stock Options Granted to Non-Executive Directors (incorporated by reference to Exhibit 10.7 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(31)	Form of Stock Grant Certificate (in the Form of a Restricted Stock Unit) under the Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan Representing Restricted Stock Units Granted to Non-Executive Directors (incorporated by reference to Exhibit 10.8 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

(e)(32)	Form of Stock Grant Certificate (in the Form of a Restricted Stock Unit) under the Wright Medical Group N.V. Amended and Restated 2010 Incentive Plan Representing Restricted Stock Units Granted to Non-Executive Directors in Lieu of Cash Retainers (incorporated by reference to Exhibit 10.9 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2015).

Exhibit No.	Description

(e)(33)	Tornier N.V. Amended and Restated 2010 Incentive Plan (incorporated by reference to Exhibit 10.1 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2015).

(e)(34)	Form of Option Certificate under the Tornier N.V. 2010 Incentive Plan (incorporated by reference to Exhibit 10.9 to Wright Medical Group N.V.’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013).

(e)(35)	Tornier N.V. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.9 to Wright Medical Group N.V.’s Amendment No. 9 to Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on January 18, 2011).

(e)(36)	Form of Option Agreement under the Tornier N.V. Stock Option Plan for Directors and Officers (incorporated by reference to Exhibit 10.9 to Wright Medical Group N.V.’s Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on June 8, 2010).

(e)(37)	Wright Medical Group, Inc. Second Amended and Restated 2009 Equity Incentive Plan (incorporated by reference to Appendix D to Wright Medical Group, Inc.’s Definitive Proxy Statement as filed with the Securities and Exchange Commission on April 4, 2013).

(e)(38)	Form of Executive Stock Option Agreement under the Wright Medical Group, Inc. Second Amended and Restated 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Wright Medical Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

(e)(39)	Form of Non-Employee Director Stock Option Agreement under the Wright Medical Group, Inc. Second Amended and Restated 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Wright Medical Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

(e)(40)	Inducement Stock Option Grant Agreement dated as of September 17, 2011 between Wright Medical Group, Inc. and Robert J. Palmisano (incorporated by reference to Exhibit 10.2 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2011).

(e)(41)	Letter Agreement dated as of May 9, 2018 between Wright Medical Technology, Inc. and Peter S. Cooke (incorporated by reference to Exhibit 10.50 to Wright Medical Group N.V.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2018).

(e)(42)	Wright Medical Group N.V Amended and Restated 2017 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to Wright Medical Group N.V.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2019).

Annex A—Opinion, dated November 3, 2019 of Guggenheim Securities, LLC to the Company Board

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2019	WRIGHT MEDICAL GROUP N.V.

	By:	/s/ James A. Lightman
	Name:	James A. Lightman
	Title:	Senior Vice President, General Counsel and Secretary

Annex A

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

November 3, 2019

The Board of Directors

Wright Medical Group N.V.

1023 Cherry Road

Memphis, TN 38117

Members of the Board:

We understand that Wright Medical Group N.V. (“Wright Medical”), Stryker Corporation (“Stryker”) and Stryker B.V., a wholly owned subsidiary of Stryker (“Buyer”), intend to enter into a Purchase Agreement to be dated as of November 3, 2019 (together with the forms of Asset Sale Agreement and Merger Agreement attached thereto, the “Purchase Agreement”), pursuant to which Buyer shall effect a tender offer (as it may be amended from time to time pursuant to the Purchase Agreement, the “Offer”) to purchase (subject to the terms and conditions set forth in the Purchase Agreement) any and all of the outstanding ordinary shares, par value €0.03 per share, of Wright Medical (each a “Share” and collectively, the “Shares”) at a price of US$30.75 per Share in cash, without interest (the “Offer Consideration”).

We further understand that, in order to facilitate Stryker’s and Buyer’s purchase or acquisition of any Shares not tendered and accepted pursuant to the Offer (including during any Subsequent Offering Period and any Minority Exit Offering Period) or not otherwise held by Stryker, Buyer or any of their affiliates, the Purchase Agreement contemplates that Stryker, Wright Medical, Buyer and their respective subsidiaries (as applicable) may effectuate or cause to be effectuated one or more Post-Offer Reorganizations (any such Post-Offer Reorganization, collectively with the Offer and any Compulsory Acquisition as an integrated transaction, the “Transaction”). More specifically, the Purchase Agreement contemplates that the Post-Offer Reorganization may be completed via the Asset Sale, the Liquidation, the Second Step Distribution or the Mergers, in each case which would result in each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, in exchange for each Share then held by such Minority Shareholder, an amount in cash equal to the Offer Consideration (without interest and less any applicable withholding taxes). Alternatively, depending on the conditions precedent and the circumstances specified in the Purchase Agreement, the Post-Offer Reorganization may entail a Compulsory Acquisition in accordance with the Dutch Civil Code or another transaction which may result in each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, in exchange for each Share then held by such Minority Shareholder, consideration that may differ from the Offer Consideration (which in the case of a Compulsory Acquisition will be determined by the Enterprise Chamber of the Amsterdam Court of Appeals).

The terms and conditions of the Transaction are more fully set forth in the Purchase Agreement, and capitalized terms not otherwise defined herein shall have the meanings given to them therein.

You have asked us to render our opinion as to whether the Offer Consideration to be received by the holders of Shares (excluding Stryker, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) is fair, from a financial point of view, to such holders.

In the course of performing our reviews and analyses for rendering our opinion, we have:

•	Reviewed a draft of the Purchase Agreement dated as of November 3, 2019;

•	Reviewed certain publicly available business and financial information regarding Wright Medical;

The Board of Directors

Wright Medical Group N.V.

November 3, 2019

•

Reviewed certain non-public business and financial information regarding Wright Medical’s business and future prospects (including certain financial projections for Wright Medical for the years ending December 31, 2019 through December 31, 2024 (the “Financial Projections”)), all as prepared and approved for our use by Wright Medical’s senior management;

•

Discussed with Wright Medical’s senior management their strategic and financial rationale for the Transaction as well as their views of Wright Medical’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the medical device sector;

•	Reviewed the historical prices, trading multiples and trading activity of the Shares;

•

Compared the financial performance of Wright Medical and the trading multiples and trading activity of the Shares with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Wright Medical;

•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

•	Performed discounted cash flow analyses based on the Financial Projections; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information) provided by or discussed with Wright Medical or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of Wright Medical’s senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Financial Projections, any other estimates and any other forward-looking information provided by or discussed with Wright Medical, (a) we have been advised by Wright Medical’s senior management, and we have assumed, that the Financial Projections, such other estimates and such other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Wright Medical’s senior management as to the expected future performance of Wright Medical and (b) we have assumed that the Financial Projections, such other estimates and such other forward-looking information have been reviewed by Wright Medical’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) any financial projections, any other estimates and/or any other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

The Board of Directors

Wright Medical Group N.V.

November 3, 2019

During the course of our engagement, we were asked by Wright Medical’s Board of Directors to solicit indications of interest from various third parties regarding a potential transaction with Wright Medical, and we have considered the results of such solicitation process in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Wright Medical or any other entity or the solvency or fair value of Wright Medical or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Wright Medical’s senior management and Wright Medical’s other professional advisors with respect to such matters. We have assumed that the Transaction will have the tax consequences contemplated by the parties to the Purchase Agreement and that any changes to the tax consequences (including any tax basis step-up or other such changes) would not have a meaningful impact on our analyses and opinion. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to Wright Medical or its securityholders (including with respect to any withholding taxes associated with the Transaction, any tax basis step-up or other such changes to the tax attributes of Wright Medical which may result from the Transaction).

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed Purchase Agreement will not differ from the draft that we have reviewed, (ii) Wright Medical, Stryker and Buyer will comply with all terms and provisions of the Purchase Agreement, (iii) the representations and warranties of Wright Medical, Stryker and Buyer contained in the Purchase Agreement are true and correct and all conditions to the obligations of each party to the Purchase Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof and (iv) the execution versions of the exhibits to the Purchase Agreement (including the Asset Sale Agreement and the Merger Agreement) will not differ in any material respects from the exhibits attached to the Purchase Agreement. We also have assumed that (i) the Transaction will be consummated in a timely manner in accordance with the terms of the Purchase Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Wright Medical, Stryker, Buyer or the Transaction in any way meaningful to our analyses or opinion and (ii) any Post-Offer Reorganization will not result in any changes to the Offer Consideration to be received by the holders of Shares or adversely impact Wright Medical or Stryker, in each case in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to Wright Medical may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to Wright Medical in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion and will be credited against the fee payable upon consummation of the Transaction. In addition, Wright Medical has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Aside from our current engagement by Wright Medical, during the past two years, Guggenheim Securities, LLC (“Guggenheim Securities”) has not previously been engaged by Wright Medical to provide financial advisory or other investment banking services for which we received compensation. During the past two years, Guggenheim Securities has not been engaged by Stryker to provide financial advisory or other investment banking services for which we have received compensation, except in connection with Stryker’s acquisition of Entellus Medical, Inc.

The Board of Directors

Wright Medical Group N.V.

November 3, 2019

in February 2018, for which services Guggenheim Securities received customary fees. Guggenheim Securities may seek to provide Wright Medical and Stryker and their respective affiliates with financial advisory and investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Wright Medical, Stryker, Buyer, other participants in the Transaction and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Wright Medical, Stryker, Buyer, other participants in the Transaction and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in Wright Medical, Stryker, Buyer, other participants in the Transaction and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Wright Medical, Stryker, Buyer, other participants in the Transaction and their respective affiliates and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to Wright Medical’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9, any proxy statement, any shareholder circular or any other such disclosure document to be distributed to the holders of Shares in connection with the Transaction (other than in any proxy statement, shareholder circular or other disclosure document with respect to any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration).

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Wright Medical’s Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any Shares pursuant to the Offer or how to vote or act in connection with the Transaction or otherwise. Our opinion does not address Wright Medical’s underlying business or the financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Wright Medical, the effects of any other transaction in which Wright Medical might engage or the financing or funding of the Transaction by Stryker and Buyer. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Consideration to be received by the holders of Shares (excluding Stryker, Buyer or any of their affiliates) pursuant to the Purchase Agreement (excluding any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the

The Board of Directors

Wright Medical Group N.V.

November 3, 2019

Offer, any Post-Offer Reorganization or any other transaction contemplated by the Purchase Agreement or the implementation of any of the foregoing) or the Purchase Agreement or (b) any other agreement, transaction document or instrument contemplated by the Purchase Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of Wright Medical. We have not reviewed and do not express any view or opinion as to any aspects of the Transaction or the Offer Consideration in accordance with or under applicable Dutch corporation law or securities regulations, including whether the Offer Consideration is the fair price within the meaning of Section 5:80a of the Dutch Financial Supervision Act. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Wright Medical’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Consideration or otherwise.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the holders of Shares (excluding Stryker, Buyer or any of their affiliates) pursuant to the Purchase Agreement (other than in the case of any Compulsory Acquisition or any other Post-Offer Reorganization resulting in payments other than the Offer Consideration) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Guggenheim Securities, LLC

GUGGENHEIM SECURITIES, LLC